FORM 6-K

U.S. SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Commission File Number: 1-15270

For the month of June 2009.

NOMURA HOLDINGS, INC.

(Translation of registrant’s name into English)

9-1, Nihonbashi 1-chome

Chuo-ku, Tokyo 103-8645

Japan

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F      X                Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes                          No      X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-            .

Information furnished on this form:

EXHIBIT

Exhibit Number

1.	(English Translation) Notice of Convocation of the Annual Meeting of Shareholders

2.	(English Translation) Nomura Report for the 105th Fiscal Year From April 1, 2008 to March 31, 2009

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

NOMURA HOLDINGS, INC.

Date: June 1, 2009	By:	/s/ Shinichiro Watanabe
Shinichiro Watanabe
Senior Corporate Managing Director

[English Translation]

(Code: 8604)
May 30, 2009

To: Shareholders

Kenichi Watanabe
Director and President & CEO
Nomura Holdings, Inc.
1-9-1 Nihonbashi, Chuo-ku, Tokyo, JAPAN

Notice of Convocation of the Annual Meeting of Shareholders

Dear Shareholder:

I would like to take this opportunity to thank you, our shareholder, for your support to Nomura Holdings, Inc. (the “Company”).

You are hereby notified that the 105th Annual Meeting of Shareholders will be held as follows. You are respectfully requested to attend the meeting with the enclosed proxy card in your possession.

Description

1. Date and Time:	10:00 a.m. on Thursday June 25, 2009

2. Place:	Hotel Okura Tokyo, Heian Room (Main Building, first floor)
2-10-4 Toranomon, Minato-ku, Tokyo, JAPAN

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3.	Agenda for the Meeting:

Matters to be Reported:

1.	105th fiscal year (covering the period from April 1, 2008 to March 31, 2009) business report, report on the content of consolidated financial statements and report on the results of audits of consolidated financial statements by the independent accounting auditor and the Audit Committee

2.	Report on the content of the 105th fiscal year financial statements (covering the period from April 1, 2008 to March 31, 2009)

Matters to be Resolved:

1.	Amendment to the Articles of Incorporation

2.	Election of Twelve Directors

3.	Issuance of Stock Acquisition Rights as Stock Options to Executives and Employees of Subsidiaries of the Company

Note:	This document can be accessed on the Company’s website (http://www.nomuraholdings.com/investor/shm/).

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Proposal No. 1: Amendment to the Articles of Incorporation

1.	Reasons for the amendment:

(1) The Dematerialization of Stock Certificates

Certain Articles which presume the existence of stock certificates of the Articles of Incorporation will be amended or abolished in order to respond to the new system set forth by “the Law for partial amendment to the Law Concerning Book-Entry Transfer of Corporate Bonds and Other Securities for the Purpose of Streamlining the Settlement for Trades of Stocks and Other Securities” (Act No. 88 of 2004) (the “Law for Streamlining the Settlement”) enforced on January 5, 2009. Since this enforcement, stocks of all Japanese listed companies have been subject to the new book entry-transfer system, and this is generally called the “Dematerialization of Stock Certificates”. In addition, a supplementary provision concerning these abolitions or amendments will be established in order to set forth transitional measures with respect to this enforcement. Please refer to Articles 8 (Rights Pertaining to Less-Than-A-Full-Unit Shares) and 10 (Share Registrar), and the supplementary provision in the “As Amended” column in the table below.

For your reference, pursuant to Article 6, Paragraph 1 of the Supplementary Provisions of the Law for Streamlining the Settlement, it is deemed that a resolution to abolish Article 7 of the existing Articles of Incorporation was passed on the date of enforcement of that Law.

(2) The convenor of a meeting of shareholders

The provision concerning the convenor of a meeting of shareholders will be amended: the convenor will be “the director predetermined by the board of directors” instead of “the director doubling as President & Chief Executive Officer”. Please refer to Article 21 (Convocation) in the “As Amended” column in the table below.

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(3) Preferred stocks

It is essential for the Company to have and hold a sufficient and robust capital base in order to promptly and certainly seize expanding business opportunities. For the purposes of diversifying methods of fund procuring and securing preparations for expeditious financing in the future to respond with speed to future changes in the economic and business environment, new provisions will be established to enable the Company to issue four classes of preferred stocks (Class 1 - Class 4).

The Company has begun to measure its consolidated capital adequacy ratio by applying correspondingly the calculation criteria based on Basel II (*) since the end of March 2009. This amendment will enable the Company to utilize preferred stocks as an option of financing to maintain the Tier 1 capital ratio.

Class 1 preferred stock and Class 2 preferred stock are so-called “corporate-bond-type” preferred stocks. Holders of these classes of shares will not be entitled to demand the Company to acquire such preferred shares in exchange for common shares. Class 3 preferred stock and Class 4 preferred stock are so-called “convertible” stocks. Holders of these shares will be entitled to demand the Company to acquire such preferred shares in exchange for common shares. Class 3 preferred stock and Class 4 preferred stock differ in respect of whether the Company is entitled to redeem the preferred shares from the shareholders in exchange for monetary consideration under certain conditions. In principle, shareholders of these four types of preferred stocks shall not have voting rights on any referenced matters except during a period that no preferred dividend is paid. With respect to some part of the features of these preferred stocks, the Articles of Incorporation will provide only the outlines, and the details will be specified in a resolution of the board of directors or by determination of executive officer(s) under authorities delegated by a resolution of the board of directors.

This amendment is not to make any amendment to the authorized number of shares. Please refer to Articles 6 (Authorized Number of Shares), 7 (Number of Shares Constituting One Unit), Chapter III PREFERRED SHARES and Article 27 (Meetings of Class Shareholders) in the “As Amended” column in the table below.

(*)	Basel II is the new supervisory regulations on the capital adequacy ratios of financial institutions the final version of which was announced by the Basel Committee on Banking Supervision in June 2004. Given the recent progress in risk management of financial institutions and the innovation of financial technology, Basel II assesses more precisely the risks confronted by financial institutions, and aims to encourage financial institutions to promote improving their capabilities of risk management.

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2.	Amendment:

(amendments underlined)

Current			As Amended
Article 6. (Authorized Number of Shares) The authorized number of shares of the Company shall be 6,000,000,000.

Article 6. (Authorized Number of Shares)

The authorized number of shares of the Company shall be 6,000,000,000, and each total number of classes of shares which the Company is authorized to issue shall be as set forth below;

Common stock:          6,000,000,000, shares

Class 1 preferred stock: 200,000,000 shares

Class 2 preferred stock: 200,000,000 shares

Class 3 preferred stock: 200,000,000 shares

Class 4 preferred stock: 200,000,000 shares

Article 7. (Issuance of Certificates of Shares) The Company shall issue certificates of shares.				(Deleted)

Article 8. (Number of Shares Constituting One Unit) The number of shares constituting one (1) unit of shares of the Company shall be one hundred (100).

Article 7. (Number of Shares Constituting One Unit)

The number of shares constituting one (1) unit of shares of the Company shall be one hundred (100) with respect to common shares and each class of preferred shares, respectively.

Article 9. (Rights Pertaining to Less-than-a-full-unit Shares)			Article 8. (Rights Pertaining to Less-than-s-full-unit Shares)

1.	Any shareholder of the Company (including any beneficial owner of shares of the Company; the same applies hereinafter) shall not exercise any right pertaining to shares which do not constitute a full unit of shares (“Less-than-a-full-unit Shares”) he/she has except the following rights;.		Any shareholder of the Company shall not exercise any right pertaining to shares which do not constitute a full unit of shares (“Less-than-a-full-unit Shares”) he/she has except the following rights;.

	(1)	rights granted by the items listed in Article 189, Paragraph 2 of the Companies Act.	(1)	rights granted by the items listed in Article 189, Paragraph 2 of the Companies Act.

	(2)	a right to make a request pursuant to Article 166, Paragraph 1 of the Companies Act.	(2)	a right to make a request pursuant to Article 166, Paragraph 1 of the Companies Act.

	(3)	a right for allotment of shares for subscription or stock acquisition rights for subscription in proportion to the number of shares owned by a shareholder.	(3)	a right for allotment of shares for subscription or stock acquisition rights for subscription in proportion to the number of shares owned by a shareholder.

	(4)	a right to make a request pursuant to the following article.	(4)	a right to make a request pursuant to the following article.

2.	The Company shall not issue share certificates representing any number of Less-than-a-full-unit Shares, unless otherwise provided by the Share Handling Regulations.			(Deleted)

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Current		As Amended
Article 10. (Request for Purchasing Less-than-a-full-unit Shares) (Omitted)		Article 9. (Request for Purchasing Less-than-a-full-unit Shares) (Unchanged)

Article 11. (Share Registrar)		Article 10. (Share Registrar)

1.	The Company shall have a share registrar.	1.	The Company shall have a share registrar.

2.	The share registrar and its place for handling business shall be appointed and designated by a resolution of the board of directors, and public notice thereof shall be given.	2.	The share registrar and its place for handling business shall be appointed and designated by a resolution of the board of directors, and public notice thereof shall be given.

3.	The register of shareholders of the Company (including the register of beneficial owners of shares of the Company; the same applies hereinafter) and the register of lost share certificates of the Company shall be kept at the place for handling business of the share registrar and the registration of transfer of title to shares, purchase of less-than-a-full-unit shares, registration of lost share certificates, treatment of requests for purchasing less-than-a-full-unit shares by the Company and other business relating to shares shall be delegated to the share registrar and shall not be handled by the Company.		(Deleted)

Article 12. (Share Handling Regulations) (Omitted)		Article 11. (Share Handling Regulations) (Unchanged)

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Current	As Amended
(Newly-added)	CHAPTER III PREFERRED SHARES

Article 12. (Preferred Dividends)

	1.	The Company shall, fixing March 31 as the record date pursuant to Article 44, Paragraph 1 herein, distribute cash dividends from surplus on preferred shares (“Preferred Dividends”) in such respective amount as prescribed below to holders of preferred shares (“Preferred Shareholders”) or registered pledgees of shares in respect of preferred shares (“Registered Pledgees of Preferred Shares”), in priority to holders of common shares (“Common Shareholders”) and registered pledgees of shares in respect of common shares (“Registered Pledgees of Common Shares”); provided, however, that in the event that Preferred Interim Dividends defined in Article 13 herein have been paid during the fiscal year to which that date belongs, the total amount so paid shall be deducted accordingly.

Class 1 preferred stock and Class 2 preferred stock: Amount per share calculated by multiplying the amount equivalent to subscription money per share by the annual dividend rate specified in a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors prior to the issuance of each class of preferred stock, which rate shall not exceed fifteen (15) percent

Class 3 preferred stock and Class 4 preferred stock: Amount per share calculated by multiplying the amount equivalent to subscription money per share by the annual dividend rate specified in a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors prior to the issuance of each class of preferred stock, which rate shall not exceed ten (10) percent

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Current	As Amended
	2.	If the aggregate amount paid to a Preferred Shareholder or Registered Pledgee of Preferred Shares as cash dividends from surplus in any particular fiscal year is less than the relevant Preferred Dividends, the unpaid amount shall not be accumulated in subsequent fiscal years.

	3.	The Company shall not distribute any dividends from surplus to any Preferred Shareholder or Registered Pledgee of Preferred Shares in excess of the relevant Preferred Dividends; provided, however, that this shall not apply to distributions from surplus in the process of a corporate split (kyushu-bunkatsu) pursuant to Article 758, Item 8(b) or Article 760, Item 7(b) of the Companies Act, or the distribution from surplus in the process of a corporate split (shinsetsu-bunkatsu) pursuant to Article 763, Item 12(b) or Article 765, Paragraph 1, Item 8(b) of that Act.

Article 13. (Preferred Interim Dividends)

(Newly-added)	In the event that the Company distributes cash dividends from surplus on preferred shares, fixing any of the dates specified in Article 44, Paragraph 1 herein except March 31 as a record date, the Company shall pay cash to Preferred Shareholders or Registered Pledgees of Preferred Shares in priority to Common Shareholders and Registered Pledgees of Common Shares, in the amount specified in a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors prior to the issuance of each class of preferred shares (“Preferred Interim Dividends”), which amount shall not exceed half of the amount of Preferred Dividends per share; provided, however, that the total amount of Preferred Interim Dividends shall not exceed the total amount of Preferred Dividends.

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Current	As Amended
Article 14. (Distribution of Residual Assets)

(Newly-added)	1.	In the event that the Company distributes its residual assets, the Company shall pay cash to the Preferred Shareholders or Registered Pledgees of Preferred Shares in priority to the Common Shareholders and Registered Pledgees of Common Shares in such respective amount as prescribed below:

Class 1 preferred stock, Class 2 preferred stock, Class 3 preferred stock and Class 4 preferred stock; Amount per share specified in a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors prior to the issuance of each class of preferred stock, given the amount equivalent to subscription money per share

	2.	The Company shall not make distribution of residual assets other than as provided for in the preceding paragraph to the Preferred Shareholders or Registered Pledgees of Preferred Shares.

Article 15. (Voting Rights)

(Newly-added)	Any Preferred Shareholder may not exercise voting rights on any matters at meetings of shareholders; provided, however, that the Preferred Shareholders may exercise voting rights on any matters at meetings of shareholders, in the event that no resolution of the board of directors concerning Preferred Shareholders’ receiving Preferred Dividends had been made before the notice of convocation for an annual meeting of shareholders was given in respect of each fiscal year, during the period through a resolution of the board of directors or meeting of shareholders for a proposal concerning Preferred Shareholders’ receiving Preferred Dividends will be made, from the time of the annual meeting of shareholders if no proposal concerning Preferred Shareholders’ receiving Preferred Dividends is submitted to that annual meeting of shareholders, or from the time when the annual meeting of shareholders is concluded if a proposal concerning Preferred Shareholders’ receiving Preferred Dividends was dismissed in that annual meeting of shareholders.

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Current	As Amended
	Article 16. (Right to Demand Acquisition)

(Newly-added)	1.	Any Class 3 Preferred Shareholder and Class 4 Preferred Shareholder may demand the Company to acquire his/her preferred shares during the period that such Preferred Shareholder is entitled to demand the acquisition as specified in a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors prior to the issuance of each class of preferred stock (the “Period to Demand Acquisition”). In the event that such demand is made, the Company shall deliver its common shares to that Preferred Shareholder in exchange for the Company’s acquisition of the preferred shares held by that Preferred Shareholder. The number of common shares to be delivered shall equal (A) the number of preferred shares demanded to be acquired by that Preferred Shareholder multiplied by the amount equivalent to subscription money per share divided by (B) the Acquisition Price provided for in Paragraph 2 in this Article. If the number of common shares to be delivered in exchange for the Company’s acquisition of such preferred shares includes a fraction less than one (1) share, that fraction shall be handled pursuant to Article 167, Paragraph 3 of the Companies Act.

	2.	The “Acquisition Price” means the amount initially calculated, given the market price of the Company’s common shares, in accordance with the method specified in a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors prior to the issuance of each class of preferred stock. That resolution of the board of directors or a determination by executive officer(s) may specify methods to alter or adjust the Acquisition Price. If the Acquisition Price shall be altered in accordance with such resolution or determination, a lower limit to the price to be altered shall be set out. In the event that the Acquisition Price becomes less than such lower limit, that Acquisition Price shall be altered to such lower limit.

10

Current	As Amended
Article 17. (Blanket Redemption)

(Newly-added)	On the day following the last day of the Period to Demand Acquisition, the Company shall redeem all Class 3 preferred shares and Class 4 preferred shares which have not been acquired by the Company on and before the last day of the Period to Demand Acquisition. In this case, the Company shall deliver its common shares to each Preferred Shareholder in exchange for the Company’s redemption of such preferred shares. The number of common shares to be delivered shall equal (A) the number of preferred shares held by each Preferred Shareholder multiplied by the amount equivalent to subscription money per share divided by (B) the market price of the Company’s common shares. The details of such redemption shall be specified in a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors prior to the issuance of each class of preferred stock. That resolution or determination may specify the method to calculate an upper limit to the number of common shares to be delivered. In the event that the number of common shares to be delivered in exchange for the Company’s redemption of such preferred shares includes a fraction less than one (1) share, that fraction shall be handled pursuant to Article 234 of the Companies Act.

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Current	As Amended
Article 18. (Provision for Redemption)

(Newly-added)	1.	With respect to Class 1 preferred stock, Class 2 preferred stock or Class 4 preferred stock, if any event specified in a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors prior to the issuance of each class of preferred stock occurs and the day separately specified in a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors arrives, the Company may redeem in whole or in part those preferred shares. In this case, the Company shall, per preferred share of that class, pay each Preferred Shareholder the amount of cash specified, given the amount equivalent to the subscription money, in a resolution of the board of directors or a determination by executive officer(s) under authorities delegated by a resolution of the board of directors prior to the issuance of the class of preferred stock.

	2.	In case the Company redeems a part of preferred shares pursuant to the preceding paragraph, such redemption shall be made by means of a lot or pro rata allocation.

Article 19. (Consolidation or Split of Shares, etc.)

(Newly-added)	1.	The Company shall not consolidate or split any preferred shares, except as otherwise provided in laws or ordinances.

	2.	The Company shall not allot to the Preferred Shareholders shares without contribution or stock acquisition rights without contribution.

	3.	The Company shall not grant the Preferred Shareholders rights for allotment of shares for subscription or rights for allotment of stock acquisition rights for subscription.

Article 20. (Order of Priority)

(Newly-added)	All classes of preferred stocks shall have the same order of priority in respect of the payment of Preferred Dividends and Preferred Interim Dividends and the distribution of residual assets.

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Current		As Amended
CHAPTER III MEETINGS OF SHAREHOLDERS		CHAPTER IV MEETINGS OF SHAREHOLDERS

Article 13. (Convocation)		Article 21. (Convocation)

1.	An annual meeting of shareholders shall be convened within three (3) months from April 1 each year and an extraordinary meeting of shareholders shall be convened whenever necessary.	1.	An annual meeting of shareholders shall be convened within three (3) months from April 1 each year and an extraordinary meeting of shareholders shall be convened whenever necessary.

2.	A meeting of shareholders shall, except as otherwise provided by laws or ordinances, be convened by the director doubling as President & Chief Executive Officer in accordance with a resolution of the board of directors; provided, however, that when the director doubling as President & Chief Executive Officer is unable so to act, one of the other directors doubling as representative executive officers shall take his place in accordance with the order of priority predetermined by a resolution of the board of directors.	2.	A meeting of shareholders shall, except as otherwise provided by laws or ordinances, be convened by the director predetermined by the board of directors.

Article 14		Article 22

∫ (Omitted)		∫ (Unchanged)

Article 18		Article 26

Article 27. (Meetings of Class Shareholders)

(Newly-added)		1.	Resolutions of a meeting of class shareholders shall, except as otherwise provided by laws or ordinances, be adopted by a majority of the votes of the shareholders who are present thereat and entitled to exercise their voting rights.

		2.	Any resolution under Article 324, Paragraph 2 of the Companies Act shall be adopted at such meeting at which shareholders holding not less than one-third (1/3) of the voting rights owned by all shareholders of the Company who are entitled to exercise their voting rights shall be present, by a majority of not less than two-thirds (2/3) of the voting rights of the shareholders so present.

		3.	The provisions of Article 21, Paragraph 2 and Articles 23 through 25 herein shall apply mutatis mutandis to the meetings of class shareholders.

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Current	As Amended
CHAPTER IV DIRECTORS AND THE BOARD OF DIRECTORS Article 19 ∫ (Omitted) Article 24	CHAPTER V DIRECTORS AND THE BOARD OF DIRECTORS Article 28 ∫ (Unchanged) Article 33

CHAPTER V NOMINATION COMMITTEE, AUDIT COMMITTEE AND COMPENSATION COMMITTEE Article 25 ∫ (Omitted) Article 27	CHAPTER VI NOMINATION COMMITTEE, AUDIT COMMITTEE AND COMPENSATION COMMITTEE Article 34 ∫ (Unchanged) Article 36

CHAPTER VI EXECUTIVE OFFICERS Article 28 ∫ (Omitted) Article 32	CHAPTER VII EXECUTIVE OFFICERS Article 37 ∫ (Unchanged) Article 41

CHAPTER VII ACCOUNTS Article 33 ∫ (Omitted) Article 35	CHAPTER VIII ACCOUNTS Article 42 ∫ (Unchanged) Article 44

(Newly-added)

SUPPLEMENTARY PROVISION

(Register of Lost Share Certificates)

The preparation and keeping of the register of lost share certificates of the Company and other business relating to the register of lost share certificates of the Company shall be delegated to the share registrar and shall not be handled by the Company. This supplementary provision is to be valid until January 5, 2010 and deleted on January 6, 2010.

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Proposal No. 2: Election of Twelve Directors

As all of the eleven Directors will have finished their term of office at the conclusion of this Annual Meeting of Shareholders, the Company proposes the election of twelve Directors in accordance with the resolution of the Nomination Committee.

The nominees are as follows.

Name (Date of Birth)	Brief Personal History, Responsibilities and Representative Status in Other Companies		Shareholdings of the Company
1. Junichi Ujiie	(Brief Personal History)		168,735
(Oct. 12, 1945)	Nov. 1975	Joined Nomura
	Jun. 1990	Director
	Jun. 1992	Director and Head of Americas Division
	Jun. 1995	Managing Director and Head of Americas Division
	Jun. 1996	Managing Director in charge of Risk Analysis Division
	May 1997	President & CEO
	Apr. 2003	Chairman of the Board of Directors
	Jun. 2003	Chairman of the Board of Directors and Senior Managing Director
	Apr. 2006	Chairman of the Board of Directors (Current)

(Responsibilities)
Chairman of the Board of Directors
Chairman of the Nomination Committee, Chairman of the Compensation Committee

(Representative Status in Other Companies)
Director and President & Chief Executive Officer of Nomura Institute of Capital Markets Research

15

Name (Date of Birth)	Brief Personal History, Responsibilities and Representative Status in Other Companies		Shareholdings of the Company
2. Kenichi Watanabe	(Brief Personal History)		13,966
(Oct. 28, 1952)	Apr. 1975	Joined Nomura
	Jun. 1998	Director
	Jun. 2000	Managing Director
	Oct. 2001	Director

Managing Director of Nomura Securities Co., Ltd.

(NOTE) On October 2001, The Nomura Securities Co., Ltd. adopted the holding company structure, changed its name to “Nomura Holdings, Inc.” and transferred its securities business to its wholly-owned subsidiary “Nomura Securities Co., Ltd.”

	Apr. 2002	Executive Managing Director of Nomura Securities Co., Ltd.
	Jun. 2003	Senior Managing Director
Director and Executive Vice President of Nomura Securities Co., Ltd.
	Apr. 2004	Executive Vice President of Nomura Securities Co., Ltd.
	Mar. 2006	Retired from Senior Managing Director
	Apr. 2006	Deputy President of Nomura Securities Co., Ltd.
	Apr. 2008	President & CEO
Director and President & CEO of Nomura Securities Co., Ltd. (Current)
	Jun. 2008	Director and President & CEO (Current)

(Responsibilities)
President & CEO

(Representative Status in Other Companies)
Director and President & CEO of Nomura Securities Co., Ltd.

16

Name (Date of Birth)	Brief Personal History, Responsibilities and Representative Status in Other Companies		Shareholdings of the Company
3. Takumi Shibata	(Brief Personal History)		42,102
(Jan. 8, 1953)	Apr. 1976	Joined Nomura
	Jun. 1998	Director
	Jun. 2000	Managing Director
	Sep. 2001	Retired from Managing Director
	Oct. 2001	Managing Director of Nomura Securities Co., Ltd.
(Please see the NOTE above.)
	Apr. 2003	Executive Managing Director of Nomura Securities Co., Ltd.
	Jun. 2003	Senior Managing Director
Executive Vice President of Nomura Securities Co., Ltd.
	Apr. 2004	Director and Executive Vice President of Nomura Securities Co., Ltd.
	Mar. 2005	Retired from Director and Executive Vice President of Nomura Securities Co., Ltd.
	Apr. 2005	Director and President & CEO of Nomura Asset Management Co., Ltd.
	Mar. 2006	Retired from Senior Managing Director
	Mar. 2008	Retired from Director and President & CEO of Nomura Asset Management Co., Ltd.
	Apr. 2008	Deputy President & COO
Director and Deputy President of Nomura Securities Co., Ltd. (Current)
	Jun. 2008	Director and Deputy President & COO (Current)

(Responsibilities)
Deputy President & COO

(Representative Status in Other Companies)
Director and Deputy President & COO of Nomura Securities Co., Ltd.

17

Name (Date of Birth)	Brief Personal History, Responsibilities and Representative Status in Other Companies		Shareholdings of the Company
4. Masanori Itatani	(Brief Personal History)		67,522
(Oct. 13, 1953)	Apr. 1976	Joined Nomura
	Jun. 1998	Director in charge of Corporate Communications and IR
	Jun. 2000	Director in charge of Planning Division and Corporate Communications
	Oct. 2001	Director in charge of General Affairs Department
	Jun. 2003	Senior Managing Director in charge of Global Corporate Communications, General Affairs Department and Secretariat
	Apr. 2004	Senior Managing Director in charge of Internal Audit
	Apr. 2006	Executive Managing Director in charge of Internal Audit
	Jun. 2007	Director (Current)

(Responsibilities)
Audit Mission Director

18

Name (Date of Birth)	Brief Personal History, Responsibilities and Representative Status in Other Companies		Shareholdings of the Company
5. Yoshifumi Kawabata	(Brief Personal History)		15,012
(Nov. 3, 1952)	Apr. 1975	Joined Nomura
	Jun. 1998	Director
	Jun. 2000	President of Nomura Babcock & Brown Co., Ltd.
	Sep. 2001	Retired from Director
	Oct. 2001	Director of Nomura Securities Co., Ltd.
(Please see the NOTE above.)
	Apr. 2002	Managing Director of Nomura Securities Co., Ltd.
	Jun. 2003	Senior Managing Director
Director and President of Nomura Babcock & Brown Co., Ltd.
Executive Managing Director of Nomura Securities Co., Ltd.
	Mar. 2005	Retired from Senior Managing Director
Retired from Executive Managing Director of Nomura Securities Co., Ltd.
	Mar. 2008	Retired from Director and President of Nomura Babcock & Brown Co., Ltd.
	Apr. 2008	Advisor
	Jun. 2008	Director (Current)

(Responsibilities)
Audit Mission Director

19

Name (Date of Birth)	Brief Personal History, Responsibilities and Representative Status in Other Companies		Shareholdings of the Company
6. Masaharu Shibata	(Brief Personal History)		21,000
(Feb. 21, 1937)	Apr. 1959	Joined NGK Insulators, Ltd.
	Jun. 1994	President & CEO of NGK Insulators, Ltd.
	Oct. 2001	Director (Current)
	Jun. 2002	Chairman of NGK Insulators, Ltd. (Current)
	Jun. 2007	Statutory Auditor of Chubu-Nippon Broadcasting Co., Ltd. (Current)

(Responsibilities)
Member of the Nomination Committee, Member of the Compensation Committee

(Representative Status in Other Companies)
Chairman of NGK Insulators, Ltd.
Chairman of NGK Technica, Ltd.

20

Name (Date of Birth)	Brief Personal History, Responsibilities and Representative Status in Other Companies		Shareholdings of the Company
7. Hideaki Kubori	(Brief Personal History)		6,000
(Aug. 29, 1944)	Apr. 1971	Registered as attorney at law and joined Mori Sogo Law Offices
	Mar. 1998	Left Mori Sogo Law Offices
	Apr. 1998	Chairman, Hibiya Park Law Offices (Current)
	Apr. 2001	Vice President, Japan Federation of Bar Associations and President, Daini Tokyo Bar Association
	Oct. 2001	Director (Current)
	Mar. 2002	Retired from Vice President, Japan Federation of Bar Associations and President, Daini Tokyo Bar Association
	Feb. 2003	Statutory Auditor, SOURCENEXT CORPORATION (Current)
	Jun. 2008	Supervisory Committee, The Norinchukin Bank (Current)

(Responsibilities)
Member of the Nomination Committee, Member of the Compensation Committee

(Representative Status in Other Companies)
Chairman of Hibiya Park Law Offices

8. Haruo Tsuji	(Brief Personal History)		14,000
(Dec. 6, 1932)	Mar. 1955	Joined Hayakawa Electric Industry Co., Ltd. (currently, Sharp Corporation)
	Jun. 1986	President, Sharp Corporation
	Jun. 1998	Corporate Advisor, Sharp Corporation (Current)
	Jun. 2001	Statutory Auditor
	Jun. 2003	Director (Current)
	Jun. 2008	Director of Kobayashi Pharmaceutical Co., Ltd. (Current)

(Responsibilities)
Chairman of the Audit Committee

21

Name (Date of Birth)	Brief Personal History, Responsibilities and Representative Status in Other Companies		Shareholdings of the Company
9. Fumihide Nomura	(Brief Personal History)		198,626
(Apr. 13, 1934)	Apr. 1957	Joined Nomura
	Dec. 1976	Director
	Dec. 1979	Managing Director
	Dec. 1982	Statutory Auditor
	Jun. 2003	Director (Current)

(Responsibilities)
Member of the Audit Committee

(Representative Status in Other Companies)
President of Nomura Shokusan Co., Ltd.

10. Masahiro Sakane	(Brief Personal History)		3,400
(Jan. 7, 1941)	Apr. 1963	Joined Komatsu Ltd.
	Jun. 2001	President of Komatsu Ltd.
	Jun. 2003	President & CEO of Komatsu Ltd.
	Jun. 2007	Chairman of Komatsu Ltd. (Current)
	Jun. 2008	Director of Tokyo Electron Limited (Current)
	Jun. 2008	Director (Current)

(Representative Status in Other Companies)
Chairman of Komatsu Ltd.

22

Name (Date of Birth)	Brief Personal History, Responsibilities and Representative Status in Other Companies		Shareholdings of the Company
11. Tsuguoki Fujinuma	(Brief Personal History)		2,000
(Nov. 21, 1944)	Apr. 1969	Joined Horie Morita Accounting Firm
	Jun. 1970	Joined Arthur & Young Accounting Firm
	Nov. 1974	Registered as a certified public accountant
	May 1991	Managing Partner of Asahi Shinwa Accounting Firm
	Jun. 1993	Managing Partner of Ota Showa & Co. (Ernst & Young ShinNihon (currently, Ernst & Young ShinNihon LLC))
	May 2000	President of the International Federation of Accountants
	Nov. 2002	Retired from President of the International Federation of Accountants
	Jul. 2004	Chairman and President of the Japanese Institute of Certified Public Accountants
	Jun. 2007	Retired from Ernst & Young ShinNihon
	Jul. 2007	Retired from Chairman and President of the Japanese Institute of Certified Public Accountants
Advisor of the Japanese Institute of Certified Public Accountants (Current)
	Aug. 2007	Director of Tokyo Stock Exchange Group, Inc. (Current)
	Oct. 2007	Governor of Tokyo Stock Exchange Regulation (Current)
	Apr. 2008	Specially-appointed Professor of Chuo Graduate School of Strategic Management (Current)
	Jun. 2008	Statutory Auditor of Sumitomo Corporation (Current)
	Jun. 2008	Statutory Auditor of Takeda Pharmaceutical Company Limited (Current)
	Jun. 2008	Director (Current)
	Jul. 2008	Director of Sumitomo Life Insurance Company (Current)

(Responsibilities)
Member of the Audit Committee

23

Name (Date of Birth)	Brief Personal History, Responsibilities and Representative Status in Other Companies		Shareholdings of the Company
12. Hajime Sawabe	(Brief Personal History)		0
(Jan. 9, 1942)	Apr. 1964	Joined TDK Electronics Co., Ltd. (currently, TDK Corporation)
	Jun. 1998	President of TDK Corporation
	Jun. 2006	Chairman of TDK Corporation (Current)
	Mar. 2008	Director of Asahi Glass Company, Limited (Current)
	Jun. 2008	Director of TEIJIN LIMITED (Current)

(Representative Status in Other Companies)
Chairman of TDK Corporation

Note 1:	There are no special conflicts of interests between the Company and the above-mentioned nominees.

Note 2:	The nominees, Mr. Masaharu Shibata, Mr. Hideaki Kubori, Mr. Haruo Tsuji, Mr. Masahiro Sakane, Mr. Tsuguoki Fujinuma and Mr. Hajime Sawabe satisfy the requirements for outside directors respectively stipulated in Article 2, Paragraph 3, Item 7 of the Ordinance for Enforcement of the Companies Act.

Note: 3	The Company has respectively entered into agreements with the nominees, Mr. Masaharu Shibata, Mr. Hideaki Kubori, Mr. Haruo Tsuji, Mr. Masahiro Sakane and Mr. Tsuguoki Fujinuma, all currently serving as Outside Directors, which limit their liabilities to the Company under Article 423, Paragraph 1 of the Companies Act. The liability under the agreement is limited up to the higher of 20 million yen or the amount prescribed by laws and ordinances. If their reelections are approved, the Company shall continue the said liability limitation agreement.

Also, if the nominee, Mr. Hajime Sawabe, is elected, the Company shall enter into that liability limitation agreement.

Note 4:	The Company has adopted the holding company structure by way of company split and changed its corporate name, “The Nomura Securities Co., Ltd.” into “Nomura Holdings, Inc.” on October 2001. The brief personal history above at the Company prior to October 2001 refers to responsibilities at “The Nomura Securities Co., Ltd.”

24

As to the reasons for nominating the above-mentioned twelve individuals as Directors, eleven of them, namely, Mr. Junichi Ujiie, Mr. Kenichi Watanabe, Mr. Takumi Shibata, Mr. Masanori Itatani, Mr. Yoshifumi Kawabata, Mr. Masaharu Shibata, Mr. Hideaki Kubori, Mr. Haruo Tsuji, Mr. Fumihide Nomura, Mr. Masahiro Sakane and Mr. Tsuguoki Fujinuma, have played exemplary roles as Directors in the determination of important managerial matters and supervision over business execution within Nomura Group. The Company would like to request all of the nominees to continue their service as Directors.

The reason for newly nominating Mr. Hajime Sawabe as Director is referred below in (6).

The followings are matters required in relation to the outside director nominees, Mr. Masaharu Shibata, Mr. Hideaki Kubori, Mr. Haruo Tsuji, Mr. Masahiro Sakane, Mr. Tsuguoki Fujinuma and Mr. Hajime Sawabe, as stipulated in Article 74, Paragraph 4 of the Ordinance for Enforcement of the Companies Act.

(1) Mr. Masaharu Shibata

Mr. Masaharu Shibata has broad managerial experience as the Chairman of NGK Insulators, Ltd. and has held important role as Vice Chairman of Nippon Keidanren (Japan Business Federation). His achievements and insights have been highly evaluated within and outside the Company. The Company would like to request his continuation as Outside Director, expecting him to play an exemplary role in determining important managerial matters and supervising the business execution of the Company by applying his broad experience.

Mr. Shibata has been in office as Outside Director of a company with committees for six years (he had been in office Director for one year and eight months when the Company was a company with auditors and before the Company transformed into a company with committees).

(2) Mr. Hideaki Kubori

Mr. Hideaki Kubori has exhibited high professionalism in corporate legal affairs as a lawyer, particularly in relation to corporate governance. He had also held important role as Vice President of Japan Federation of Bar Associations and President of Daini Tokyo Bar Association. His achievements and insights have been highly evaluated within and outside the Company. The Company would like to request his continuation as Outside Director, expecting him to play an exemplary role in determining important managerial matters and supervising the business execution of the Company by applying his broad experience.

Mr. Kubori has been in office as Outside Director of a company with committees for six years (he had been in office as Director for one year and eight months when the Company was a company with auditors and before the Company transformed into a company with committees).

25

(3) Mr. Haruo Tsuji

Mr. Haruo Tsuji has broad managerial experience and held important roles including President of Sharp Corporation. His achievements and insights have been highly evaluated within and outside the Company. The Company would like to request his continuation as Outside Director, expecting him to play an exemplary role in determining important managerial matters and supervising the business execution of the Company by applying his broad experience.

Mr. Tsuji has been in office as Outside Director of a company with committees for six years (he had been in office as Statutory Auditor for two years when the Company was a company with auditors and before the Company transformed into a company with committees).

(4) Mr. Masahiro Sakane

Mr. Masahiro Sakane has broad managerial experience as the Chairman of Komatsu Ltd. and has held important roles as Vice Chairman of the Board of Councilors of Nippon Keidanren (Japan Business Federation). His achievements and insights have been highly evaluated within and outside the Company. The Company would like to request his continuation as Outside Director, expecting him to play an exemplary role in determining important managerial matters and supervising the business execution of the Company by applying his broad experience.

Mr. Sakane has been in office as Outside Director for one year.

(5) Mr. Tsuguoki Fujinuma

Mr. Tsuguoki Fujinuma has thorough knowledge of international accounting standards and has exhibited high professionalism as financial expert under Sarbanes-Oxley Act of 2002 as well as holding important roles including the President of the International Federation of Accountants, the Chairman and President of the Japanese Institute of Certified Public Accountants and Trustee of the International Accounting Standards Committee Foundation. His achievements and insights have been highly evaluated within and outside the Company. The Company would like to request his continuation as Outside Director, expecting him to play an exemplary role in determining important managerial matters and supervising the business execution of the Company by applying his broad experience.

Mr. Fujinuma has been in office as Outside Director for one year.

Although Mr. Fujinuma has once served as a Managing Partner of Ernst & Young ShinNihon (currently, Ernst & Young ShinNihon LLC), the Company’s accounting auditor, he has never engaged in accounting audit of the Company. Furthermore, he has never been concerned in the management or financial policy of Ernst Young ShinNihon after his retirement from Ernst & Young ShinNihon in 2007. As a result, the Company has concluded that there is no influence in any way regarding the Ernst & Young ShinNihon LLC’s independence.

26

(6) Mr. Hajime Sawabe

Mr. Hajime Sawabe has broad managerial experience as the Chairman of TDK Corporation and has held important roles as Chairman of the Committee on Small and Medium Enterprises of Nippon Keidanren (Japan Business Federation). His achievements and insights have been highly evaluated within and outside the Company. The Company would like to request to appoint him as Outside Director, expecting him to determine important managerial matters and supervise the business execution of the Company with his broad experience.

27

Proposal No. 3: Issuance of Stock Acquisition Rights as Stock Options to Executives and Employees of Subsidiaries of the Company

In accordance with provisions of Articles 236, 238, and 239 of the Companies Act, on the issuance of stock acquisition rights as stock options to executives (Directors and Executive Managing Directors), Senior Managing Directors (“Shikkou Yakuin”) and employees of subsidiaries of the Company, the Company would like to seek approval of delegating the power to determine the solicitation plan to the board of directors or to executive officers delegated by resolution of the board of directors

Two types of stock acquisition rights (“Stock Acquisition Rights”) are to be issued.

Stock Option A Plan

The “value of assets to be paid-in upon the exercise of stock acquisition rights” shall be determined based on the market price of common shares of the Company at the time the stock acquisition rights are granted. These stock acquisition rights are stock acquisition rights qualified under the taxation law of Japan.

Stock Option B Plan

The “value of assets to be paid-in upon the exercise of stock acquisition rights” shall be one (1) yen per share.

In order to structure Stock Option B Plan with the same economic effect as restricted stocks, which are commonly used in Europe and in the United States, the exercise price will be one (1) yen and a non-exercise period of two (2) years or longer from the determination of subscription requirements will be set.

Grantees who retire for their own reasons prior to the beginning of the exercise period will, in principle, forfeit their stock acquisition rights.

A portion of compensation will be paid by granting stock options in lieu of paying cash, which will reduce cash payment as a result.

Introducing an element of quasi-deferred payment will be effective to retain talented personnel over the medium to long term. Linking a portion of compensation to the price of Company’s shares will align the interests of grantees with those of shareholders.

This compensation system, which is commonly used in Europe and the United States, will be satisfied by stock options structured with stock acquisition rights.

28

1.	Reasons for soliciting persons to subscribe for stock acquisition rights

By issuing two types of stock acquisition rights, Stock Option A Plan and Stock Option B Plan, to executives, Senior Managing Directors, and employees of subsidiaries of the Company working in different business divisions and regions, a portion of compensation will be linked to the market price of the shares of the Company. This will align the interest of grantees with those of shareholders, and share a common incentive plan in terms of improving performance of Nomura Group as a whole. This system is aimed at improving performance and retaining talented personnel. Issuance of stock acquisition rights will be determined by executive managing directors, after appropriate deliberation by the Compensation Committee of the subsidiaries of the Company in relation to profit levels of the subsidiary, the contribution and compensation levels of each of executive, senior managing director and employee.

2.	Maximum number of stock acquisition rights that can be determined under delegation by resolution at this Annual Meeting of Shareholders

By resolution at the Annual Meeting of Shareholders, the maximum number of stock acquisition rights that can be issued as Stock Option A Plan and Stock Option B Plan will be 175,000 stock acquisition rights in total, which is the same number as last year.

In addition, the maximum number of common shares of the Company which could be delivered upon the exercise of the stock acquisition rights for Stock Option A Plan and Stock Option B Plan will be 17,500,000 shares in total (0.66% of outstanding shares as of March 31, 2009), also the same number as last year. The breakdown for Stock Option A Plan and Stock Option B Plan is as outlined below.

(1)	Maximum number of stock acquisition rights for Stock Option A Plan

Maximum number of stock acquisition rights

A maximum of 25,000 stock acquisition rights are to be issued.

The maximum number of common shares of the Company to be delivered upon exercise of the stock acquisition rights is 2,500,000. However, in accordance with 4 (1) (i) below, should an adjustment be made to the number of shares granted under a stock acquisition right, the number of shares will be determined by multiplying the adjusted number of shares granted under a stock acquisition right by the maximum number of stock acquisition rights above.

(Reason)

A maximum of 25,000 stock acquisition rights for Stock Option A Plan were authorized last year and a total of 20,880 stock acquisition rights had been issued as of April 30, 2009. As we have done every year, the Company would like to propose again an arrangement for a maximum of 25,000 stock acquisition rights be issued in order to be utilized as incentives for executives and employees of subsidiaries of the Company.

29

(2)	Maximum number of stock acquisition rights for Stock Option B Plan

Maximum number of stock acquisition rights

A maximum of 150,000 stock acquisition rights are to be issued.

The maximum number of common shares of the Company to be delivered upon exercise of the stock acquisition rights is 15,000,000. However, in accordance with 4 (2) (i) below, should an adjustment be made to the number of shares granted under a stock acquisition right, the number of shares will be determined by multiplying the adjusted number of shares granted under a stock acquisition right by the maximum number of stock acquisition rights above.

(Reason)

A maximum of 150,000 stock acquisition rights for Stock Option B Plan were authorized last year and a total of 109,946 stock acquisition rights had been issued as of April 30, 2009.

Stock Option B Plan is effective in controlling payments of cash compensation and is becoming well established within Nomura Group as a means to retain talented personnel over medium-to-long term, as equity-linked compensation is commonly used outside Japan. The Company will make effective use of Stock Option B Plan as a means to hire and retain talented personnel globally.

Further, in regard to stock acquisition rights exercised during the 105th fiscal year, treasury stocks were delivered in lieu of issuing new shares.1

[1]	As of March 31, 2009, the Company had 55,127,845 shares as treasury stock.

30

3.	No payment shall be required for stock acquisition rights.

4.	Terms and conditions of stock acquisition rights

(1) Terms and conditions of stock acquisition rights under Stock Option A Plan

(i) Number of shares under stock acquisition rights

The number of shares under a stock acquisition right shall be 100 common shares of the Company.

If the shares are split (including allocation without charge of common share of the Company; the same shall apply hereinafter) or consolidated after the allotment of the stock acquisition rights, the number of shares granted under a stock acquisition right which has not been exercised at the time of the stock-split or stock-consolidation shall be adjusted in accordance with the following formula. Any fraction of less than one (1) share resulting from the adjustment shall be rounded down.

Adjusted Number of Shares Granted	=	Number of Shares Granted before Adjustment	×	Ratio of Split or Consolidation

In addition to the formula above, after the allotment of the stock acquisition rights, in the event of a merger of the Company with another company, a company split, a capital reduction of the Company, or any similar event in which an adjustment of the number of shares granted under a stock acquisition right is required, the Company may appropriately adjust the number of shares granted under a stock acquisition right to a reasonable extent.

(ii) Value of assets to be paid-in upon the exercise of stock acquisition rights, or the method of calculating such value

The value of assets to be paid-in upon the exercise of stock acquisition rights shall be the amount per share to be issued or transferred by the exercise of the stock acquisition rights multiplied by the number of shares granted under a stock acquisition right.

The exercise price shall be an amount equal to the product of (X) the higher price of either (a) the average of the daily closing price of the common shares of the Company in regular transactions at the Tokyo Stock Exchange during the calendar month immediately prior to the month when the stock acquisition rights (excluding dates on which no trade is made) are allotted or (b) the closing price of the common shares of the Company in regular transactions at the Tokyo Stock Exchange on the allotment date (if there is no closing price on the allotment date, the most recent closing price prior to the allotment date shall apply), multiplied by (Y) 1.05. Any fraction of less than one (1) yen resulting from the adjustment shall be rounded up.

31

If the shares are split or consolidated after the allotment of the stock acquisition rights, the exercise price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen shall be rounded up.

Adjusted Exercise Price	=	Exercise Price before Adjustment	×	1
Ratio of Split or Consolidation

If new common shares are issued or common shares held by the Company are disposed of at a price below the market price of the common shares of the Company (excluding disposals due to exercises of stock acquisition rights and demands for sale to holders of less-than-a-full-unit shares), the exercise price shall be adjusted in accordance with the following formula, and any fraction of less than one (1) yen shall be rounded up.

Adjusted Exercise Price	=	Exercise Price before Adjustment	×	Number of Outstanding Shares issued	+	Number of Newly Issued Shares × Paid-in Amount per Share

Market Price per Share
Number of (Outstanding + Newly Issued) Shares

If common shares of the Company held by the Company are disposed of, “Number of Newly Issued Shares” in the formula above shall read “Number of Shares of Common Shares of the Company to be Disposed,” and “Paid-in Amount per Share” in the formula above shall read “Disposal Value per Share.”

In addition to the formula above, after the allotment of the stock acquisition rights, in the event of a merger of the Company with another company, a company split, a capital reduction of the Company, or any similar case in which an adjustment of the exercise price is required, the Company may appropriately adjust the exercise price to a reasonable extent.

32

(iii) Exercise period for the stock acquisition rights

The board of directors or executive officer(s) under authority delegated by a resolution of the board of directors shall determine the exercise period for the stock acquisition rights within the period from the allotment date of the stock acquisition rights to the seventh anniversary of such allotment date. In principle, the stock acquisition rights may not be exercised for two (2) years subsequent to the determination of the subscription requirements of the stock acquisition right.

(iv) Matters concerning capital and additional paid-in capital that will Increase if shares are issued by the exercise of stock acquisition rights

(a)	The amount by which the capital will increase if shares are issued by the exercise of the stock acquisition rights shall be half of the amount of the limit to increase of capital, etc. calculated in accordance with Article 17, Paragraph 1 of the Ordinance for Company Calculation, and any fraction of less than one (1) yen as a result of calculation shall be rounded up.

(b)	The amount by which capital reserves will increase if shares are issued by the exercise of the stock acquisition rights shall be the remainder of the amount equal to the limit to increase of capital, etc. as stated in (a) above less the amount of capital to be increased as prescribed in (a) above.

(v) Restriction on the acquisition of stock acquisition rights by transfer

Approval by the board of directors shall be required for the acquisition of stock acquisition rights by transfer.

(vi) Events for acquisition of stock acquisition rights

When the Annual Meeting of Shareholders approves a merger agreement in which the Company is to be the extinguished company, or a share exchange agreement or share transfer proposal in which the Company is to become a wholly-owned subsidiary, the Company may acquire the stock acquisition rights without consideration on a day separately determined by the board of directors of the Company or executive officer(s) under authority delegated by the resolution of the board of directors.

(vii) Any fractions of less than one (1) share out of the shares to be issued or transferred to a person owning the stock acquisition rights who has exercised stock acquisition rights shall be rounded down.

(viii) Other conditions for the exercise of the stock acquisition rights

(a)	Partial exercise of each series of stock acquisition rights shall be prohibited.

(b)	Other conditions regarding rights exercise shall be determined by the board of directors of the Company or executive officer(s) under authority delegated by a resolution of the board of directors.

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(2) Terms and conditions of stock acquisition rights under Stock Option B Plan

(i) Number of shares under the stock acquisition right

Same as Stock Option A Plan.

(ii) Value of assets to be paid-in upon the exercise of stock acquisition rights, or the method for calculating such value

The exercise price shall be one (1) yen. The value of assets to be paid in upon the exercise of stock acquisition rights shall be the product of the exercise price multiplied by the number of shares granted under a stock acquisition right.

(iii) ~  (viii) Same as Stock Option A Plan.

34

<For Reference>

1. Directors constituting the Nomination Committee, Compensation Committee and Audit Committee (to be appointed)

Nomination Committee	Chairman	Junichi Ujiie
Masaharu Shibata
Hideaki Kubori
Masahiro Sakane

Compensation Committee	Chairman	Junichi Ujiie
Masaharu Shibata
Hideaki Kubori
Masahiro Sakane

Audit Committee	Chairman	Haruo Tsuji
Tsuguoki Fujinuma
Hajime Sawabe

2. Executive Managing Directors (to be appointed)

Title	Name	Responsibilities

President (Representative Executive Officer)	Kenichi Watanabe	Chief Executive Officer (CEO)

Deputy President (Representative Executive Officer)	Takumi Shibata	Chief Operating Officer (COO)

Executive Managing Director	Hitoshi Tada	Retail CEO

Executive Managing Director	Hiromi Yamaji	Investment Banking CEO

Executive Managing Director	Akira Maruyama	Global Markets CEO

Executive Managing Director	Shoichi Nagamatsu	Merchant Banking CEO

Executive Managing Director	Atsushi Yoshikawa	Asset Management CEO

Executive Managing Director	Hiroshi Tanaka	Group Compliance Head Chief Information Officer (CIO) Head of Global Operations

Executive Managing Director	Masafumi Nakada	Chief Financial Officer (CFO)

Executive Managing Director	Noriaki Nagai	Head of Corporate Office

(End)

35

[English Translation]

NOMURA

Report for the 105th fiscal year

From April 1, 2008 to March 31, 2009

Nomura Holdings, Inc.

To Our Shareholders

I am pleased to present you with our business report for the fiscal year ended March 31, 2009 (April 1, 2008 to March 31, 2009).

During the period, our business operations were adversely impacted by the global financial crisis, and consequently we posted disappointing operating results. For the period, net revenue totaled 312.6 billion yen, loss before income taxes was 779.0 billion yen, and we reported a net loss of 708.2 billion yen. As a result, we decided to forgo the fourth quarter dividend payment. I sincerely apologize for this.

The global financial market turmoil triggered by the U.S. subprime mortgage problem in the previous year took on a new dimension from last fall onward, quickly growing into a global financial crisis beyond all expectations. Amid this environment, we proactively took measures to deal with legacy positions, and increased the soundness of our assets, in order pave the way for future growth.

In addition to raising approximately 1 trillion yen from an issuance of subordinated funds, this March we raised approximately 280 billion yen from a global offering. Both of these financing activities enabled us to strengthen our capital structure and financial standing in order to expand our business globally.

We are gradually beginning to see the positive results of our efforts to add additional global personnel to our investment banking operations. Our market share in terms of equity transaction volume on stock markets around the world has risen noticeably, while we are now able to act as a financial advisor for cross-border M&A deals that are larger than those we worked on in the past.

The environment surrounding the financial markets is expected to remain difficult, but during the past fiscal year the number of new accounts opened by retail investors was a record 600,000. We view this as a sign of trust and expectation from our clients, and understand the weight of the accompanying responsibility.

By offering our clients world class products and services, we will respond to the needs of our clients both in Japan and overseas, while continuing to pursue change and take initiatives with speed to increase corporate value.

We look forward to your continued support.

May 2009

Kenichi Watanabe

Director

President and Chief Executive Officer

Nomura Holdings, Inc.

(Attachments to Notice of Convocation of the Annual Meeting of Shareholders)

Business Report for the Year Ended March 31, 2009

I.	Current State of Nomura Group

1.	Fundamental Management Policy and Structure of Business Operations

Fundamental Management Policy

Nomura Group is committed to a management vision of firmly establishing itself as a globally competitive financial services group. We have also set a management target of maintaining an average consolidated return on equity (ROE) of 10% to 15% on a consolidated basis over the medium to long term.

We expect the deterioration of the economy and the challenging business environment due to the global turbulence in the financial market to continue. However, we view this business environment and the changes to the competition conditions as a good business opportunity, and will push forward to build a new growth model that focuses on clients and improving our market share. We aim to achieve a balance between maintaining a sound financial base and the agile allocation of management resources for profit-generating opportunities. In addition, we will promote compliance with applicable laws and regulations, and ensure proper corporate behavior.

Structure of Business Operations

Nomura Group is organized around globally-linked business divisions under a unified strategy, rather than individual legal entities. Nomura Group’s operations are comprised of Retail, Global Markets, Investment Banking, Merchant Banking and Asset Management. We will strive to achieve a higher level of specialization in each division, advance and progress our business in each respective area, and maximize the collective strength of Nomura Group by enhancing collaboration between business divisions.

2.	Progress and Results of the Group’s Business Activities

(1)	Summary

Impacted by the turmoil in U.S. and European financial markets triggered by the U.S. subprime loan problem and the rapid spread of the ensuing economic downturn to the entire world including emerging countries, the Japanese economy suffered a dramatic slowdown, particularly in exports, adversely impacted by the appreciation of the yen and the rapid decline in overseas demand, especially in the second half of the fiscal year. This rapid economic slowdown led to deterioration in the employment situation and thus a rapid drop-off in household sector spending. The corporate sector also saw a large drop in revenues due to the rapid economic slowdown in Japan and overseas, and recurring profits among major listed companies are expected to have fallen significantly.

After the Tokyo Stock Price Index (TOPIX) marked a high for the period under review in June 2008 at 1,430 points, the market started to decline, and stayed soft even after the rapid decline in September. In March 2009, the TOPIX corrected all the way down to the 700 point level, the lowest point since December 1983. As the global financial crisis continued, the amount of equity financing by listed companies in Japan fell to a 10-year low.

Meanwhile, in the bond market, the yield on newly issued 10-year Japanese government bonds rose to the 1.8% range in June 2008, but then dropped to the 1.1% range by the end of 2008, as investors became safety-oriented in response to the global financial market turmoil. The yield subsequently rose to the 1.3% range in March 2009.

Amid this environment, we posted significant losses due to a number of factors, including trading losses due to one-off factors, write-downs related to Merchant Banking and illiquid assets such as real estate, expenses related to the acquisition of Lehman Brothers (“Lehman”) operations, and impairment charges on affiliates. As a result, net revenue decreased 60.3% year-on-year to 312.6 billion yen, non-interest expenses increased 28.2% year-on-year to 1,091.7 billion yen, loss before income taxes was 779.0 billion yen, and net loss was 708.2 billion yen. Consequently, ROE for the full year was minus 40.2%.

Consolidated financial results

	(billions of yen)		(%)
	104th Fiscal Year (April 1, 2007 to March 31, 2008)	105th Fiscal Year (April 1, 2008 to March 31, 2009)	Percentage change from last fiscal year
Net revenue	787.3	312.6	(60.3)
Non-interest expenses	851.8	1,091.7	28.2
Income(loss) before income taxes	(64.6)	(779.0)	—
Income tax expense	3.3	(70.9)	—
Net income(loss)	(67.8)	(708.2)	—
ROE	(3.3)%	(40.2)%	—

*	ROE calculation method: Net income divided by average shareholders’ equity.

(2)	Segment Information

Total of business segments

	(billions of yen)		(%)
	104th Fiscal Year (April 1, 2007 to March 31, 2008)	105th Fiscal Year (April 1, 2008 to March 31, 2009)	Percentage change from last fiscal year
Net revenue	837.4	335.8	(59.9)
Non-interest expenses	851.8	1,091.7	28.2
Income(loss) before income taxes	(14.4)	(755.9)	—

In business segment totals, which exclude unrealized gains (losses) on investments in equity securities held for operating purposes, net revenue for the year ended March 31, 2009, decreased 59.9% from the prior year to 335.8 billion yen. Non-interest expenses increased 28.2% year-on-year to 1,091.7 billion yen, and loss before income taxes was 755.9 billion yen.

Retail

	(billions of yen)		(%)
	104th Fiscal Year (April 1, 2007 to March 31, 2008)	105th Fiscal Year (April 1, 2008 to March 31, 2009)	Percentage change from last fiscal year
Net revenue	402.0	291.9	(27.4)
Non-interest expenses	279.7	273.6	(2.2)
Income(loss) before income taxes	122.3	18.2	(85.1)

In Retail, net revenue declined 27.4% year-on-year to 291.9 billion yen, non-interest expenses fell 2.2% to 273.6 billion yen, while income before income taxes declined 85.1% to 18.2 billion yen. The drop in revenue was due to a decline in brokerage commissions and commissions for distribution of investment trusts, as well as a drop in bond-related income, stemming from the poor stock market performance due to the global financial market turmoil and the appreciation of the yen.

Amid the difficult earnings environment, there was a large increase in stock certificate deposits in response to the dematerialization of stock certificates in Japan, and in the third quarter (October to December 2008) there was a significant increase in net buying of stocks, mainly by individual investors who viewed the plunge in the stock market as an investment opportunity. Sales of investment trusts were relatively firm, due to our efforts to launch new funds at opportune times. Although Retail client assets as of March 31, 2009, declined 12.9 trillion yen from the end of the prior fiscal year to 59.3 trillion yen due to the impact of the downturn in the stock market and the appreciation of the yen, our customer base continued to expand as net asset inflow during the year was 4.9 trillion yen, a year-on-year increase, and there was a record high 608,000 new individual investor account openings.

Global Markets

	(billions of yen)		(%)
	104th Fiscal Year (April 1, 2007 to March 31, 2008)	105th Fiscal Year (April 1, 2008 to March 31, 2009)	Percentage change from last fiscal year
Net revenue	95.6	(157.3)	—
Non-interest expenses	321.8	417.4	29.7
Income(loss) before income taxes	(226.2)	(574.6)	—

Net revenue was negative 157.3 billion yen, due primarily to losses stemming from turmoil in global financial markets. Non-interest expenses increased by 29.7% to 417.4 billion yen due to the Lehman acquisitions. As a result, loss before income taxes was 574.6 billion yen. Global Fixed Income revenue was negative 217.2 billion yen, due to trading losses in conjunction with the market drop-off as well as the one-off losses in association with the turmoil in global financial markets. In Global Equities, the deterioration in the trading environment due to the market turmoil resulted in a 52% year-on-year decline in revenue to 98.9 billion yen. We also wrote down the value of real estate and other illiquid assets and reduced our exposure to illiquid assets.

Following the Lehman acquisitions in October 2008, we restructured our organization and business lines, and mostly completed system and other infrastructure integration projects by the end of the fiscal year. In conjunction with such business base expansion, we are starting to see positive results, such as an increase in equities market share and currency trading

Investment Banking

	(billions of yen)		(%)
	104th Fiscal Year (April 1, 2007 to March 31, 2008)	105th Fiscal Year (April 1, 2008 to March 31, 2009)	Percentage change from last fiscal year
Net revenue	83.1	63.5	(23.6)
Non-interest expenses	60.3	120.9	100.4
Income(loss) before income taxes	22.8	(57.4)	—

Net revenue decreased 23.6% from the previous year to 63.5 billion yen, due primarily to the decline in transaction volume in equity financing reflecting instability in global stock markets. The acquisition of certain Lehman operations led to a 100.4% increase in non-interest expenses to 120.9 billion yen. As a result, loss before income taxes was 57.4 billion yen.

In equity underwriting, despite the difficult environment, we succeeded in underwriting large deals including an offering from Mitsubishi UFJ Financial Group. In the M&A-related business, amid the increase in large cross-border deals such as the Daiichi Sankyo (Japan) and Ranbaxy Laboratories (India) deal from the beginning of the year, in the second half of the fiscal year we began to see the positive impact of the overseas personnel and enhancement of our business bases following the Lehman acquisitions. Specifically, we acted as financial advisor on a number of large cross-border transactions, including Sinopec (China) and Tanganyika Oil (Canada), Kirin Holdings (Japan) and San Miguel Brewery (the Philippines), as well as Asahi Breweries (Japan) and Tsingtao Brewery (China).

Merchant Banking

	(billions of yen)		(%)
	104th Fiscal Year (April 1, 2007 to March 31, 2008)	105th Fiscal Year (April 1, 2008 to March 31, 2009)	Percentage change from last fiscal year
Net revenue	64.8	(69.9)	—
Non-interest expenses	11.5	15.4	34.2
Income(loss) before income taxes	53.3	(85.3)	—

Despite the contribution to revenue from the sale of Tungaloy shares, net revenue was negative 69.9 billion yen, due primarily to unrealized losses on certain investee companies due to the economic slowdown. Non-interest expenses increased 34.2% from the previous year to 15.4 billion yen. As a result, loss before income taxes was 85.3 billion yen. During the year a new investment was made in Ashikaga Holdings. In addition to revising our exit strategies in response to the rapid economic deterioration from the start of the second half of the fiscal year, we took measures to improve corporate value in light of each investee company’s situation.

Asset Management

	(billions of yen)		(%)
	104th Fiscal Year (April 1, 2007 to March 31, 2008)	105th Fiscal Year (April 1, 2008 to March 31, 2009)	Percentage change from last fiscal year
Net revenue	88.7	59.8	(32.6)
Non-interest expenses	54.8	52.4	(4.3)
Income(loss) before income taxes	34.0	(7.4)	(78.3)

Net revenue decreased 32.6% from the previous year to 59.8 billion yen. The decline was mainly attributable to the reduction in assets under management primarily driven by the plunge in the stock market and the appreciation of the yen, as well as the unrealized losses from pilot funds and seed money for new product development. Non-interest expenses decreased 4.3% to 52.4 billion yen. As a result, income before income taxes decreased 78.3% to 7.4 billion yen.

During the fiscal year, assets under management declined by 5.5 trillion yen to 20.2 trillion yen. This was due to a 5.7 trillion yen decline in conjunction with the decline in stock prices, partially offset by a new asset inflows of 0.2 trillion yen. Amid the difficult investment environment, many investment trusts saw a decline in assets under management, but sales of a new fund launched in the fourth quarter (January to March 2009) saw strong sales.

Other

	(billions of yen)		(%)
	104th Fiscal Year (April 1, 2007 to March 31, 2008)	105th Fiscal Year (April 1, 2008 to March 31, 2009)	Percentage change from last fiscal year
Net revenue	103.2	147.7	43.2
Non-interest expenses	123.8	211.9	71.3
Income(loss) before income taxes	(20.6)	(64.2)	—

Net revenue in other operating results increased 43.2% from the previous year to 147.7 billion yen. Loss before income taxes was 64.2 billion yen.

3.	Financing Position

(1)	Financing

In the area of financing, external borrowing and debt issuance were primarily concentrated in the Company, Nomura Securities Co., Ltd., Nomura Europe Finance N.V., and Nomura Global Funding plc.

During the fiscal year ended March 31, 2009, on September 19, 2008, the Company issued the Eleventh Unsecured Straight Bonds of 108.4 billion yen (3-year bonds). In addition, in order to bolster the capital base to prepare for future business expansion, on December 16, 2008, the Company issued the First Series of Unsecured Convertible Bonds with a 120% call option in the amount of 110 billion yen (5-year 4 month bonds), while on December 26, 2008, the Company issued the First Series of Unsecured Subordinated Bonds with early redemption clause in the amount of 300 billion yen (8-year bonds). Also, Nomura Securities Co., Ltd. executed a total of 480 billion yen in subordinated borrowing from major financial institutions.

In March 2009, the Company issued 661,572,900 shares through a public offering of new shares (paid-in amount totaling 264.5 billion yen) and issued 33,600,000 shares by way of third-party allotment (total amount paid of 13.4 billion yen).

(2)	Capital Expenditures

Capital expenditures focus primarily on investment in systems related to various businesses within the Group, with the objective of supporting the promotion of business lines domestically and globally. In our retail division, we are building a stronger and more functional system infrastructure to meet the anticipated increase in customer accounts and transaction volume expected from the expansion of Nomura Securities Co., Ltd.’s domestic branch office network and from our increase in sales personnel, primarily financial advisors in Nomura Securities Co., Ltd. We are also making capital expenditures to support the expansion of services such as wrap accounts with smaller minimum investment amounts, to handle the dematerialization of stock certificates, to improve the capabilities and enhance the foundation of our internet trading system. In our wholesale businesses, we are enhancing the trading systems and strengthening the infrastructure in order to respond to global orders from institutional investors.

In addition, based on our strategy of aggressively opening retail branches tailored to the unique characteristics of each region in order to appropriately address the diversifying demands of our clients so as to provide high quality financial services, Nomura Securities Co., Ltd. has opened branch offices in the following locations:

In May 2008, Takarazuka Branch (Takarazuka-shi, Hyogo) was opened. In June 2008, Shiki Branch (Shiki-shi, Saitama) was opened. In July 2008, Denenchofu Branch (Oota-ku, Tokyo) and Umeda Branch, Diamor Office (Osaka-shi, Osaka) were opened. In August 2008, Kyoto Branch, Kyoto Station Building, The CUBE Office (Kyoto-shi, Kyoto) was opened. In December 2008, Tsukuba Branch (Tsukuba-shi, Ibaraki Prefecture) was opened, while in February 2008, the Kawanishi Branch (Kawanishi-shi, Hyogo) was opened. We also have installed the NOMURA CUBE in many locations. The NOMURA CUBE is an information terminal which clients and potential clients use to learn about and experience Nomura Securities Co., Ltd.’s services. At NOMURA CUBE, visitors use a touch panel to search for the information they want and to see simulations of online services, as well as receive information on nearby branch offices and information about seminars held at branch offices.

4.	Results of Operations and Assets

		(in billions of yen except per share data in yen)
Item	Period	102nd Fiscal Year (April 1, 2005 to March 31, 2006)	103rd Fiscal Year (April 1, 2006 to March 31, 2007)	104th Fiscal Year (April 1, 2007 to March 31, 2008)	105th Fiscal Year (April 1, 2008 to March 31, 2009)
Total revenue		1,792.8	2,049.1	1,593.7	664.5

Net revenue		1,145.7	1,091.1	787.3	312.6

Income (loss) from continuing operations before income taxes		445.6	321.8	(64.6)	(779.0)

Income from discontinued operations before income taxes		99.4	—	—	—

Net income (loss)		304.3	175.8	(67.8)	(708.2)

Net income (loss) per share		159.02	92.25	(35.55)	(364.69)

Net income (loss) per share-diluted		158.78	92.00	(35.57)	(366.16)

Total assets		34,694.7	35,577.5	25,236.1	24,837.8

Net assets (shareholders’ equity)		2,063.3	2,185.9	1,988.1	1,539.4

(Notes)

1:	Stated in accordance with accounting principles generally accepted in the U.S.

2:	Millennium Retailing Inc. (“MR”) was one of the investments in private equity business and a consolidated subsidiary. MR is classified as discontinued operations in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” and its results of operations are separately reported.

3:	On April 1, 2008, we adopted FASB Staff Position No.39-1, “Amendment of FASB Interpretation No.39” (“FSP FIN 39-1”). FSP FIN 39-1 was retrospectively applied to our consolidated balance sheets as of March 31, 2006, 2007 and 2008.

5.	Management Challenges and Strategies

We will plan to strategically allocate management resources to grow our client base, improve our market share, and increase profits. In addition, we will proceed with our plans to reduce costs by business reengineering and increasing operational efficiency. All employees will work together to improve our business performance. To do so, we will implement the following initiatives.

In Retail, we will continue to enhance our products and service offerings, which are provided through direct contacts, online or via call centers to accommodate customer needs that have become increasingly sophisticated and diverse. We aim to continue being a trusted partner to our clients by providing world-class quality products and services that meet their individual needs.

Global Markets will continue to be the product supply hub for Nomura. We will focus on delivering high value-added products and solutions to our clients by enhancing our product development expertise in key areas such as derivatives, leveraging Instinet’s global trading infrastructure, and making full use of the strengthened business franchise. In Global Fixed Income, we will strengthen our global marketing structure, trading and product development by tapping into our increased human capital pool abroad. In Global Equities, we aim to establish ourselves as a bulge bracket firm that provides world-class liquidity.

In Investment Banking, we are expanding our M&A advisory and corporate financing advisory businesses by providing high value-added solutions to meet the individual needs of each client. With a strengthened business franchise in Asia and Europe, we aim to enhance our presence as a global investment bank centered in Asia that provides world-class services, while continuing to build our business in Japan.

In Merchant Banking, we remain focused on increasing the enterprise value of the companies in which we invest, and achieving optimal or immediate returns on investment by continually weighing exit strategy options. With the continued instability in the global investment environment, we are taking a more cautious approach to new investments and continually reevaluating the strategies of some businesses including withdrawal.

In Asset Management, we aim to increase our world-class competitive advantage in Japan and the rest of Asia by aggressively expanding our investment management and product delivery capabilities globally. In Japan, we intend to enhance our brand value by providing a diverse range of investment opportunities through various sales channels and pursuing further penetration into both individual and institutional investors. Outside Japan, we aim to expand our client base and increase assets under management by meeting international investor demand for investment opportunities in Japan and Asia.

In implementing the initiatives outlined above, we will enhance collaboration between business divisions and we aim to bring together the collective strengths of our domestic and international operations to realize our management objectives and maximize shareholder value by enhancing profitability across our businesses, while helping to strengthen the financial and capital markets.

In addition, we are working to further enhance our management base which supports continued growth.

As a global financial institution, Nomura believes that keeping a firm level of capital is important for conducting business, and does not wait for requests from the Bank for International Settlements’ (BIS) Basel Committee on Banking Supervision or from regulators of individual countries. Nomura will keep the options for capital procurement as wide as possible, and will continue to be prepared so that we are able to raise all necessary capital and funds necessary for our operations.

At the same time, Nomura understands that it is necessary to further strengthen our global risk management system. By adopting proactive risk management, rather than reactive risk management, top management will make accurate decisions on our own. Going forward, we will strengthen this type of system.

As our business operations become increasingly diverse, and as our operations and personnel become increasingly international, Nomura recognizes the growing importance of compliance. In addition to complying with laws and regulations, we view compliance in a wider context, and will further enhance Nomura Group’s overall compliance system. In fiscal 2008, Nomura Securities Co., Ltd., a Nomura Group subsidiary, received an administrative order asking for business improvement concerning our internal controls due to an incident of insider trading, and will continue to work tirelessly to enhance the management framework.

6.	Major Business Activities

Nomura Group primarily operates in investment and financial services focusing on the securities business as our core business. We provide wide-ranging services to customers for both financing and investment through operations in Japan and other major financial capital markets around the world. Such services include securities trading and brokerage, underwriting, distribution, arrangement of offering and distribution, arrangement of private placement, principal finance, asset management, and other broker-dealer business and financing.

7.	Organizational Structure

(1)	The Company and Domestic Significant Subsidiaries

The Company: Head office (Tokyo)

Nomura Securities Co., Ltd.: Head office and 171 branches (Head office and 43 branches (Tokyo), 42 branches (Kanto area excluding Tokyo), 4 branches (Hokkaido area), 8 branches (Tohoku area), 4 branches (Hokuriku area), 16 branches (Chubu area), 31 branches (Kinki area), 8 branches (Chugoku area), 4 branches (Shikoku area) and 11 branches (Kyushu and Okinawa area).

Nomura Asset Management Co., Ltd. (Tokyo, Osaka, etc.)

The Nomura Trust & Banking Co., Ltd. (Tokyo, Osaka)

Nomura Capital Investment Co., Ltd. (Tokyo)

Nomura Investor Relations Co., Ltd. (Tokyo)

Nomura Principal Finance Co., Ltd. (Tokyo)

Nomura Funds Research and Technologies Co., Ltd. (Tokyo)

Nomura Pension Support & Service Co., Ltd. (Tokyo)

Nomura Babcock & Brown Co., Ltd. (Tokyo, Osaka, etc.)

Nomura Research & Advisory Co., Ltd. (Tokyo)

Nomura Business Services Co., Ltd. (Tokyo, Osaka, etc.)

Nomura Facilities, Inc. (Tokyo)

Nomura Institute of Capital Markets Research (Tokyo)

JOINVEST Securities Co., Ltd. (Tokyo)

Nomura Healthcare Co., Ltd. (Tokyo)

Private Equity Funds Research and Investments Co., Ltd. (Tokyo)

(2)	Overseas Significant Subsidiaries

Nomura Securities International, Inc. (New York, U.S.)

Nomura International plc (London, U.K.)

Nomura International (Hong Kong) Limited

Nomura Singapore Limited

Instinet Incorporated

(3)	Status of Employees

	Employees	Increase/ Decrease
Total	25,626	7,600 Increase

(Notes)

1:	Number of employees excluding temporary employees consists of the total number of employees of the Company and its consolidated subsidiaries.

2:	Number of employees excludes seconded employees outside the Company and its consolidated subsidiaries.

3:	Number of employees has increased by 7,600 over the last fiscal year, the main reason for which is the acquisition from Lehman (1) most part of its operations in the Asia Pacific region, including Japan and Australia, (2) most part of it’s equities and investment banking operations, as well as a portion of fixed income operations, in Europe and the Middle East, (3) its specialized service companies based in India, which provide operational support particularly in the area of IT.

(4)	Status of Significant Subsidiaries (1)(2)

Name	Location	Capital (in millions)	Percentage of Voting Right	Type of Business
Nomura Securities Co., Ltd.	Tokyo, Japan	¥10,000	100%	Securities

Nomura Asset Management Co., Ltd.	Tokyo, Japan	¥17,180	100%	Investment Trust Management / Investment Advice

The Nomura Trust & Banking Co., Ltd.	Tokyo, Japan	¥30,000	100%	Banking / Trust

Nomura Capital Investment Co., Ltd.	Tokyo, Japan	¥5,500	100%	Financial

Nomura Investor Relations Co., Ltd.	Tokyo, Japan	¥400	100%	Consulting

Nomura Principal Finance Co., Ltd.	Tokyo, Japan	¥8,935	100%	Investment Company

Nomura Funds Research and Technologies Co., Ltd.	Tokyo, Japan	¥400	100%	Investment Trust Assessment & Investment Advice

Nomura Pension Support & Service Co., Ltd.	Tokyo, Japan	¥950	100%	Defined Contribution Pension Administration

Nomura Babcock & Brown Co., Ltd.	Tokyo, Japan	¥1,000	100%	Leasing / Formulating products selling

Nomura Research & Advisory Co., Ltd.	Tokyo, Japan	¥400	100%	Private Companies Research & Venture Capital Partnerships Administration

Nomura Business Services Co., Ltd.	Tokyo, Japan	¥300	100%	Office Work Service

Nomura Facilities, Inc.	Tokyo, Japan	¥480	100%	Business Space / Facility Management Service

Nomura Institute of Capital Markets Research	Tokyo, Japan	¥110	100%	Research Investigation

JOINVEST Securities Co., Ltd.	Tokyo, Japan	¥21,400	100%	Securities

Nomura Healthcare Co., Ltd.	Tokyo, Japan	¥150	100%	Consulting

Private Equity Funds Research and Investments Co., Ltd.	Tokyo, Japan	¥1,000	65%	Investment Trust Assessment & Investment Advice

Name	Location	Capital (in millions)		Percentage of Voting Right		Type of Business
Nomura Holding America Inc.	New York, U.S.	US$	4,438.59	100%		Holding Company

Nomura Securities International, Inc.	New York, U.S.	US$	1,050	100	%*	Securities

Nomura Corporate Research and Asset Management Inc.	New York, U.S.	US$	42	100	%*	Investment Trust Administration

Nomura Derivative Products, Inc.	New York, U.S.	US$	400	100	%*	Financial

Nomura America Mortgage Finance, LLC	New York, U.S.	US$	1,580.89	100	%*	Holding Company

NHI Acquisition Holding Inc.	New York, U.S.	US$	200	100%		Holding Company

Instinet Incorporated	New York, U.S.	US$	1,297.65	100	%*	Holding Company

Nomura Europe Holdings plc	London, U.K.		¥297,757	100%		Holding Company

Nomura International plc	London, U.K.		£2,443.82	100	%*	Securities

Nomura Bank International plc	London, U.K.		£170	100	%*	Financial

Nomura Bank (Switzerland) Ltd.	Zurich, Switzerland	Sƒ	120	100	%*	Securities / Financial

Nomura Bank (Deutschland) GmbH	Frankfurt, Germany	Euro	10	100	%*	Securities / Financial

Banque Nomura France	Paris, France	Euro	22.88	100	%*	Securities / Financial

Nomura Investment Banking (Middle East) B.S.C. (Closed)	Manama, Bahrain	US$	25	100	%*	Securities / Financial

Nomura Global Funding plc	London, U.K.		¥22,119	100%		Financial

Nomura Europe Finance N.V.	Amsterdam, The Netherlands	Euro	51.3	100	%*	Financial

Nomura Principal Investment plc	London, U.K.		£1,195.45	100%		Investment Company

Nomura Capital Markets plc	London, U.K.		£1,240	100%		Financial

Nomura Asia Holding N.V.	Amsterdam, The Netherlands		¥84,105	100%		Holding Company

Nomura International (Hong Kong) Limited	Hong Kong		¥112,711	100	%*	Securities

Nomura Singapore Limited	Singapore, Singapore	S$	203	100	%*	Securities / Financial

Nomura Services India Private Ltd	Mumbai, India	INR	895.29	100	%*	IT Service

(Notes)

1:	“Capital” is stated in the currency on which each subsidiary’s books of record are maintained. “Capital” amount of subsidiaries whose paid-in capital is zero or nominal amount (subsidiaries primarily located in the U.S.) is disclosed in amount including additional paid-in capital. Percentages with “*” in the “Percentage of Voting Right” column include voting rights from indirect holding shares.

2:	The total number of subsidiaries as of March 31, 2009 was 318. The total number of entities accounted for under the equity method of accounting such as Nomura Research Institute, Ltd. and Nomura Land and Building Co., Ltd. was 15 as of March 31, 2009.

8.	Major Lenders

Lender	Type of Loan	Loan Amount
		(millions of yen)
Sumitomo Mitsui Banking Corporation	Long-term loan	175,000
Mizuho Corporate Bank, Ltd.	Long-term loan Short-term loan (Long-term loan due within one year)	155,000 20,000 (20,000)
The Bank of Tokyo- Mitsubishi UFJ, Ltd.	Long-term loan Short-term loan (Long-term loan due within one year)	150,000 25,000 (25,000)
Resona Bank, Limited	Long-term loan	40,000
	Short-term loan	30,000
	(Long-term loan due within one year)	(30,000)
Mitsubishi UFJ Trust and Banking Corporation	Long-term loan	100,000
The Sumitomo Trust and Banking Co., Ltd	Long-term loan	30,000
The Shizuoka Bank, Ltd.	Long-term loan	30,000
The Chiba Bank, Ltd.	Long-term loan	40,000
The Norinchukin Bank	Short-term loan (Long-term loan due within one year)	50,000 (50,000)
Shinkin Central Bank	Long-term loan	40,000
The Dai-ichi Mutual Life Insurance Company	Long-term loan Short-term loan (Long-term loan due within one year)	20,000 20,000 (20,000)
Nippon Life Insurance Company	Long-term loan	30,000

9.	Dividend Policy

In accordance with Article 459, Paragraph 1 of the Companies Act of Japan, the Company has stipulated in the Articles of Incorporation that it can pay dividends from retained earnings by decision of the Board of Directors with record dates of June 30, September 30, December 31, and March 31.

The Company reviews its sufficiency of capital as appropriate, taking into consideration economic risks inherent in its businesses, regulatory requirements, and maintenance of a sufficient debt rating for a global financial institution.

In regard to cash dividends, the Company first decides target dividend amounts, the minimum level of cash dividend, taking into account the firm’s dividend-on-equity ratio (DOE) of 3%. When the Company achieves a sufficient level of profit, it will decide the amount of the year-end cash dividend taking into consideration a pay-out ratio of equal to or more than 30%. The Company seeks to ensure sustainable growth of its target dividend in the mid-to-long term.

As announced on January 27, 2009, the Company has adopted a new dividend policy for the fiscal year ending March 31, 2010. This new dividend policy will aim for stable dividend payouts using a consolidated dividend payout ratio of 30% as a key indicator, instead of a dividend-to-equity ratio (DOE), which was a benchmark for decisions on dividend amounts in the past.

The dividend payment will also be revised from quarterly (Record dates: June 30, September 30, December 31, March 31) to semi-annual (Record dates: September 30, March 31).

As for retained earnings, the Company intends to invest in business areas where high profitability and growth may reasonably be expected, including development and expansion of infrastructure, to maximize value for shareholders.

In addition, the Company repurchases shares when it recognizes the need to set out flexible financial strategies that allow the Board to respond quickly to changes in the business environment. When the Company decides to set up a share buyback program, the Company will announce the decision soon after it is made and purchase the shares following internal guidelines.

(Dividends for fiscal year ended March 31, 2009)

Based on the Company’s dividend policy of setting a target dividend (the minimum dividend amount) based on the dividend-on-equity ratio (DOE) of 3% and, when a sufficient level of profit is achieved, making additional dividend in year-end in accordance with the level of profit while taking into consideration a payout ratio exceeding 30%, the Company set the target dividend for the fiscal year ended March 31, 2009, at 34 yen per share. In line with this policy, dividend payments of 8.50 yen per share were made for the first, second and third quarters of the fiscal year ended March 31, 2009. In light of the consolidated net loss posted for the full fiscal year, the Company subsequently made the decision to forgo the dividend payment for the fourth quarter. Consequently, the annual dividend payment totaled 25.50 yen per share.

The details of dividends from retained earnings in the current fiscal year are as follows.

Decision	Dividend quarter	Total dividend value (millions of yen)	Dividend per share (yen)	Record date
Board of Directors July 29, 2008	First quarter	16,233	8.50	June 30, 2008
Board of Directors October 28, 2008	Second quarter	16,234	8.50	September 30, 2008
Board of Directors January 27, 2009	Third quarter	16,238	8.50	December 31, 2008
Board of Directors April 24, 2009	Fourth quarter	—	—	March 31, 2009

10.	Important matters concerning the current status of group of enterprises

(Business combinations)

In October 2008, Nomura acquired the most parts of Lehman Asia Pacific operations including Japan and Australia and its European and Middle Eastern equities and investment banking operations, as well as hired a certain of former Lehman’s fixed income employees in Europe mostly from Lehman Brothers Ltd (U.K.), Lehman Brothers Japan Ltd., Lehman Brothers Asia Ltd., and Lehman Brothers Asia Holding Ltd. Lehman has been a strong player in the investment banking fields, including M&A, execution services, derivatives, electronic trading, and prime brokerage. Through the acquisitions, Nomura has combined Lehman’s strong customer base and strengthened its wholesale business. The deals do not include any trading assets or trading liabilities of Lehman.

In October 2008, Nomura also acquired Lehman’s service platform in India of the three companies, Lehman Brothers Services India Private Ltd, Lehman Brothers Financial Services (India) Private Ltd, and Lehman Brothers Structured Finance Services Private Ltd, all specialized service companies. The three companies have provided various functions for investment banks such as operational support in the area of IT, other operational support, financial controls, and risk management globally, including the Asia Pacific and European regions.

II.	Stocks

1.	Total Number of Authorized Shares:	6,000,000,000

2.	Total Number of Issued Shares:	2,661,092,760

3.	Number of Shareholders:	383,795

4.	Major Shareholders (Top 10)

Names of Shareholders	Number of Shares Owned and Percentage of Voting Right
	(in thousand shares)	(%)
Japan Trustee Services Bank, Ltd. (Trust Account)	164,008	6.31
The Master Trust Bank of Japan, Ltd. (Trust Account)	153,837	5.91
Japan Trustee Services Bank, Ltd. (Trust Account 4G)	143,151	5.50
The Chase Manhattan Bank, N.A. London Secs Lending Omnibus Account	49,116	1.89
The Bank of New York Mellon as Depository Bank for DR Holders	42,234	1.62
Japan Trustee Services Bank, Ltd. (Trust Account 4)	32,653	1.26
The Chase Manhattan Bank 385036	28,695	1.10
State Street Bank and Trust Company 505103	24,508	0.94
State Street Bank and Trust Company 505225	22,202	0.85
Investors Bank and Trust Company (West) - Treaty	20,480	0.79

(Note)

The Company has 55,128 thousand shares of treasury stock as of March 31, 2009 which is not included in the Major Shareholders list above.

III.	Stocks Acquisition Rights

1.	Stock Acquisition Rights as of March 31, 2009

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.1	August 5, 2002	1,166	1,166,000	From July 1, 2004 to June 30, 2009	1,600
Stock Acquisition Rights No.2	July 22, 2003	1,230	1,230,000	From July 1, 2005 to June 30, 2010	1,444
Stock Acquisition Rights No.3	June 4, 2004	200	200,000	From June 5, 2006 to June 4, 2011	1
Stock Acquisition Rights No.4	August 16, 2004	1,250	1,250,000	From July 1, 2006 to June 30, 2011	1,434
Stock Acquisition Rights No.5	April 25, 2005	53	53,000	From April 26, 2007 to April 25, 2012	1
Stock Acquisition Rights No.6	June 3, 2005	310	310,000	From June 4, 2007 to June 3, 2012	1
Stock Acquisition Rights No.8	July 25, 2005	15,223	1,522,300	From July 1, 2007 to June 30, 2012	1,258
Stock Acquisition Rights No.9	April 24, 2006	5,545	554,500	From April 25, 2008 to April 24, 2013	1
Stock Acquisition Rights No.10	June 12, 2006	6,242	624,200	From June 13, 2008 to June 12, 2013	1
Stock Acquisition Rights No.11	July 14, 2006	18,040	1,804,000	From July 7, 2008 to July 6, 2013	1,964
Stock Acquisition Rights No.12	October 10, 2006	124	12,400	From October 11, 2008 to October 10, 2013	1
Stock Acquisition Rights No.13	April 25, 2007	39,090	3,909,000	From April 26, 2009 to April 25, 2014	1
Stock Acquisition Rights No.14	June 21, 2007	12,039	1,203,900	From June 22, 2009 to June 21, 2014	1
Stock Acquisition Rights No.15	August 1, 2007	1,130	113,000	From August 2, 2009 to August 1, 2014	2,125

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.16	August 1, 2007	18,880	1,888,000	From August 2, 2009 to August 1, 2014	2,125
Stock Acquisition Rights No.17	August 1, 2007	25,505	2,550,500	From August 2, 2009 to August 1, 2014	1
Stock Acquisition Rights No.18	October 19, 2007	1,604	160,400	From October 20, 2009 to October 19, 2014	1
Stock Acquisition Rights No.19	April 23, 2008	63,376	6,337,600	From April 24, 2010 to April 23, 2015	1
Stock Acquisition Rights No.20	June 23, 2008	1,523	152,300	From June 24, 2010 to June 23, 2015	1
Stock Acquisition Rights No.21	June 23, 2008	7,777	777,700	From June 24, 2010 to June 23, 2015	1
Stock Acquisition Rights No.22	August 5, 2008	1,100	110,000	From August 6, 2010 to August 5, 2015	1,460
Stock Acquisition Rights No.23	August 5, 2008	19,780	1,978,000	From August 6, 2010 to August 5, 2015	1,460
Stock Acquisition Rights No.24	August 5, 2008	60	6,000	From August 6, 2010 to August 5, 2015	1
Stock Acquisition Rights No.25	August 5, 2008	30	3,000	From August 6, 2010 to August 5, 2015	1
Stock Acquisition Rights No.26	November 10, 2008	156	15,600	From November 11, 2010 to November 10, 2015	1
Stock Acquisition Rights No.27	November 10, 2008	6,770	677,000	From November 11, 2010 to November 10, 2015	1

(Notes)

1:	Stock acquisition rights are issued in conjunction with the Company’s stock option plan and Paid-in Amount for them is 0 yen.

2:	Any transfer of stock acquisition rights are subject to approval by the Board of Directors of the Company.

3:	No stock acquisition rights shall be exercised partially. Grantees who leave the company before the start of the exercise period will, in principle, forfeit their right to the stock acquisition rights.

4:	Number of shares under a stock acquisition rights is 1,000 shares of common stock of the Company for Stock Acquisition Rights No.1 to No.6, and number of shares under a stock acquisition rights is 100 shares of common stock of the Company for Stock Acquisition Rights No.8 to No.27.

5:	Number of stock acquisition rights and the number of shares under stock acquisition rights are as of March 31, 2009.

6:	Stock Acquisition Rights No.1 to No.14 and No.16 to No.19, No.21, No.23, No.25 and No.27 were issued in accordance with the delegation of “issuance under especially favorable conditions” at the Annual Meeting of Shareholders.

7:	Stock Acquisition Rights No.7 were all exercised or forfeited.

2.	Stock Acquisition Rights Held by the Management of the Company as of the end of the current fiscal year

Name of Stock Acquisition Rights	Directors and Executive Officers (excluding Outside Directors)		Outside Directors
	Number of Stock Acquisition Rights	Number of Holders	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.1	128	11	28	3
Stock Acquisition Rights No.2	170	14	30	3
Stock Acquisition Rights No.3	68	6	3	1
Stock Acquisition Rights No.4	136	14	15	3
Stock Acquisition Rights No.6	84	7	3	1
Stock Acquisition Rights No.8	1,220	15	120	3
Stock Acquisition Rights No.10	1,374	11	40	1
Stock Acquisition Rights No.11	920	15	60	3
Stock Acquisition Rights No.14	1,913	15	90	3
Stock Acquisition Rights No.15	300	6	60	3
Stock Acquisition Rights No.16	650	9	—	—
Stock Acquisition Rights No.20	821	9	90	3
Stock Acquisition Rights No.21	594	6	—	—
Stock Acquisition Rights No.22	530	9	100	5
Stock Acquisition Rights No.23	500	6	—	—
Stock Acquisition Rights No.24	—	—	60	2

(Note)

Number of stock acquisition rights is as of March 31, 2009.

3.	Stock Acquisition Rights Issued to the Employees and Others during the current fiscal year

Name of Stock Acquisition Rights	Employees (excluding employees who are concurrently serving as Directors/Executive Officers of the Company)		Officers and Employees in subsidiary companies (excluding employees and Directors/Executive Officers and Employees of the Company.)
	Number of Stock Acquisition Rights	Number of Holders	Number of Stock Acquisition Rights	Number of Holders
Stock Acquisition Rights No.19	—	—	65,923	429
Stock Acquisition Rights No.20	50	1	—	—
Stock Acquisition Rights No.21	—	—	7,777	227
Stock Acquisition Rights No.23	—	—	19,780	609
Stock Acquisition Rights No.25	—	—	30	1
Stock Acquisition Rights No.26	156	3	—	—
Stock Acquisition Rights No.27	—	—	6,770	21

(Note)

Number of stock acquisition rights is as of the date of each allotment date.

4.	Other Significant Matters concerning Stock Acquisition Rights

(1) Unsecured-Subordinated Convertible Bonds as of March 31, 2009

Name of Stock Acquisition Rights	Allotment Date	Outstanding amount of Convertible Bonds (Millions of yen)	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Unsecured Subordinated Convertible Bonds No.1 attached 120% call option	December 16, 2008	110,000	251,026,928	From January 5, 2009 to March 25, 2014	438.2

(Note)

The bond s were allocated to The Dai-ichi Mutual Life Insurance Company and Shinkin Central Bank.

(2) The Company issued Stock Acquisition Rights No. 28 on April 30, 2009, in conjunction with the Company’s stock option plan.

Name of Stock Acquisition Rights	Allotment Date	Number of Stock Acquisition Rights	Number of Shares under Stock Acquisition Rights	Period for the Exercise of Stock Acquisition Rights	Exercise Price per Share under Stock Acquisition Rights (yen)
Stock Acquisition Rights No.28	April 30, 2009	102,930	10,293,000	From May 1, 2011 to April 30, 2016	1

(Notes)

1:	Number of shares under a stock acquisition rights is 100 shares of common stock of the Company.

2:	Stock Acquisition Rights were granted to 116 executives and employees of the Company’s subsidiaries.

3:	Stock Acquisition Rights were issued in accordance with the delegation of “issuance under especially favorable conditions” at the Annual Meeting of Shareholders.

With the issuance of Stock Acquisition Rights No. 28, the Company adjusted the exercise prices per share under the relevant outstanding stock acquisition rights on May 1, 2009. The adjusted prices are as follows:

Stock Acquisition Rights No. 1

Exercise price per share	1,594 yen

Stock Acquisition Rights No. 2

Exercise price per share	1,439 yen

Stock Acquisition Rights No. 4

Exercise price per share	1,429 yen

Stock Acquisition Rights No. 8

Exercise price per share	1,254 yen

Stock Acquisition Rights No. 11

Exercise price per share	1,957 yen

Stock Acquisition Rights No. 15

Exercise price per share	2,117 yen

Stock Acquisition Rights No. 16

Exercise price per share	2,117 yen

Stock Acquisition Rights No. 22

Exercise price per share	1,455 yen

Stock Acquisition Rights No. 23

Exercise price per share	1,455 yen

Unsecured- Subordinated Convertible Bonds No.1 attached 120% call option

Exercise price per share	436.5 yen

(Reference) Equity-based Compensation – Stock Acquisition Rights as a Portion of Compensation

The Company issues two types of stock acquisition rights to executives and certain employees of Group companies as a long term incentive and a part of their compensation. The A Plan involves stock acquisition rights qualified under the taxation laws of Japan, while the B Plan involves equity compensation-type stock acquisition rights.

Q1:	What is the reason for using stock acquisition rights as equity-based compensation?

A:	In Nomura Group, executive compensation is comprised of cash and stock acquisition rights as equity-based compensation. By granting stock acquisition rights in lieu of a portion of cash compensation, we are able to reduce the amount of compensation payments made in cash.

In the U.S. and Europe, in lieu of cash compensation, shares of restricted stocks, which are different classes of stock from common stock are granted at no cost to the grantees. These class shares can be sold after a set period of time elapses, and the rights are forfeited if the individual leaves the company during this period.

In Japan, procedures for issuing class shares of restricted stock are complicated, so companies usually grant stock acquisition rights having a similar effect as restricted stocks at no cost to the grantee. Because it is required to set an exercise price for stock acquisition rights before they are issued, by setting the exercise price at the minimum amount at 1 yen, the same economic effect can be gained as if a company were simply granting shares as compensation.

A period of two years must elapse from the time stock acquisition rights are issued until they are exercised, meaning that the payment of compensation is deferred. In addition, if the grantee leaves the Company during this period for his/her own reason, the rights are forfeited. Adding an element of deferred payment of compensation allows the Company to retain talented personnel over the middle to long term.

Furthermore, linking a portion of compensation to the price of Company’s shares provides an incentive to boost the corporate value of Nomura Group as a whole over the medium to long term, while sharing value with all other shareholders.

While the actual amount of money that grantees will receive in the future is linked to the share price and is therefore uncertain, the cost of issuing the stock acquisition rights is accurately recognized and booked in accordance with accounting principles.

Q2:	What kinds of stock acquisition rights plans do you have?

A:	We issue two types of stock acquisition rights. The A Plan involves stock acquisition rights which are qualified under the taxation laws of Japan, and have an exercise price which is determined based on the market price of the Company’s shares at the time the rights are granted. These stock acquisition rights are not taxed when the rights are exercised; thereby deferring any tax consequences until the shares are sold. Under the B Plan, stock acquisition rights have an exercise price of 1 yen, and are equity compensation-type stock acquisition rights which essentially offer the same effect as granting shares which can be sold after a certain period of time elapses.

Q3:	How do you utilize stock acquisition rights?

A:	Nomura Group conducts business around the world, which makes it increasingly important to provide people who work in different business divisions and regions with an incentive to achieve a common goal of improving the overall Group’s business performance. To this end, we utilize stock acquisition rights, both in Japan and overseas, in order to strive for stronger overall Group business performance while sharing value with all shareholders, as well as to retain talented personnel over the medium to long term by deferring the payment of a portion of compensation.

*The figure below indicates the type and number of stock acquisition rights allotted during the fiscal year ended March 31, 2009.

Status of Allotment and the number of Stock Acquisition Rights Granted for the year ended March 2008

Q4:	Do you issue new shares when stock acquisition rights are exercised?

A:	The Company currently delivers treasury shares when stock acquisition rights are exercised.

Annual issuance of stock acquisition rights is limited such that the number of shares granted due to the exercising of these stock acquisition rights will be no more than approximately 1% of the total number of the Company’s outstanding shares, and the balance of latent shares from unexercised stock acquisition rights is kept at or below 5% of the total number of the Company’s outstanding shares.

As of March 31, 2009, the balance of unexercised shares is 28.61 million shares, which represents 1.1% of the total number of outstanding shares. As of March 31, 2009, the Company owns 55.13 million shares of treasury shares.

IV.	Management

1.	Directors

Position	Name	Responsibilities	Representative Status in Other Companies, Significant Concurrent Position

Chairman of the Board of Directors	Junichi Ujiie	Chairman of the Nomination Committee Chairman of the Compensation Committee	Director and President & Chief Executive Officer of Nomura Institute of Capital Markets Research

Director	Kenichi Watanabe	President & Chief Executive Officer	Director and President & Chief Executive Officer of Nomura Securities Co., Ltd.

Director	Takumi Shibata	Deputy President & Chief Operating Officer	Director and Deputy President & COO of Nomura Securities Co., Ltd.

Director (Outside)	Masaharu Shibata	Member of the Nomination Committee Member of the Compensation Committee	Chairman of NGK Insulators, Ltd. Chairman of NGK Technica, Ltd. Outside Statutory Auditor of Chubu-Nippon Broadcasting Co., Ltd. Outside Director of Nomura Securities Co., Ltd.

Director (Outside)	Hideaki Kubori	Member of the Nomination Committee Member of the Compensation Committee	Chairman of Hibiya Park Law Offices Outside Statutory Auditor of SOURCENEXT CORPORATION Supervisory Committee of The Norinchukin Bank Outside Director of Nomura Securities Co., Ltd.

Director (Outside)	Haruo Tsuji	Chairman of the Audit Committee	Corporate Advisor of Sharp Corporation Outside Director of Kobayashi Pharmaceutical Co., Ltd. Outside Director of Nomura Securities Co., Ltd.

Director	Fumihide Nomura	Member of the Audit Committee	President of Nomura Shokusan Co., Ltd.

Director (Outside)	Tsuguoki Fujinuma	Member of the Audit Committee

Outside Director of Tokyo Stock Exchange Group, Inc.

Governor of Tokyo Stock Exchange Regulation

Outside Statutory Auditor of Sumitomo Corporation

Outside Statutory Auditor of Takeda Pharmaceutical Company Limited

Outside Director of Sumitomo Life Insurance Company

Outside Director of Nomura Securities Co., Ltd.

Director (Outside)	Masahiro Sakane		Chairman of Komatsu Ltd. Outside Director of Tokyo Electron Limited Outside Director of Nomura Securities Co., Ltd.

Director	Masanori Itatani	Audit Mission Director	Director of Nomura Securities Co., Ltd.

Director	Yoshifumi Kawabata	Audit Mission Director	Director of Nomura Asset Management Co., Ltd.

(Notes)

1:	Directors, Masaharu Shibata, Hideaki Kubori, Haruo Tsuji, Tsuguoki Fujinuma and Masahiro Sakane satisfy the requirements for outside directors respectively stipulated in Article 2, Item 15 of the Companies Act.

2:	Director Tsuguoki Fujinuma, a member of the Audit Committee, is a certified public accountant who is an expert to financial and accounting related matters.

3:	Kenichi Watanabe, Takumi Shibata, Tsuguoki Fujinuma, Masahiro Sakane and Yoshifumi Kawabata were newly elected and appointed as Directors at the annual meeting of shareholders of the 104th fiscal year held on June 26, 2008.

2.	Matters Relating to Outside Directors

(Status of Activities of Outside Directors)

Name	Status of Principal Activities

Masaharu Shibata

Attended all of the ten Board of Directors meetings, both of the two Nomination Committee meetings and all six Compensation Committee meetings held during the fiscal year.

At the Board of Directors meetings, Masaharu Shibata was involved in deliberations about agenda items and other matters, and made statements based on his rich knowledge and experience as a corporate manager for many years.

On the Nomination Committee, he participated in discussions determining the particulars of proposals regarding the process on election of Outside Directors. On the Compensation Committee, he made statements accordingly when determining the policies on compensation for Directors and Executive Managing Directors, as well as for compensation for individuals.

Hideaki Kubori

Attended all of the ten Board of Directors meetings, both of the two Nomination Committee meetings and all six Compensation Committee meetings held during the fiscal year.

At the Board of Directors meetings, Hideaki Kubori was involved in deliberations about agenda items and other matters, and made statements based on his expertise as a lawyer with thorough knowledge of corporate law.

On the Nomination Committee, he participated in discussions determining the particulars of proposals regarding the process on election of Outside Directors. On the Compensation Committee, he made statements accordingly when determining the policies on compensation for Directors and Executives Managing Directors, as well as for compensation for individuals.

Haruo Tsuji

Attended nine of the ten Board of Directors meetings and all of the 24 Audit Committee meetings held during the fiscal year. At the meetings, Haruo Tsuji was involved in deliberations about agenda items and other matters, and made statements based on his rich knowledge and experience as a corporate manager for many years.

As Chairman of the Audit Committee, he worked closely with the Audit Mission Director, the Office of Audit Committee and internal control departments to investigate the process and content of decision-making in important meetings, the status of performance of duties by Directors, Executive Managing Directors and key employees, and the business and assets of the Company, including domestic and international subsidiaries. Based on this work, he reported to the Board of Directors on the status of activities by the Audit Committee and its audit-related findings.

Tsuguoki Fujinuma

After taking office as a Director and member of the Audit Committee on June 26, 2008, he attended seven of the eight Board of Directors meetings, and attended all 17 Audit Committee meetings held during the fiscal year. At these meetings, Tsuguoki Fujinuma was involved in deliberations about agenda items and other matters, and made statements based on his expertise as a certified public accountant with thorough knowledge about international accounting systems.

As a member of the Audit Committee, he worked closely with the Audit Mission Director, the Office of the Audit Committee and internal control departments to investigate the process and content of decision-making in important meetings, the status of performance of duties by Directors, Executive Managing Directors and key employees, and the business and assets of the Company, including domestic and international subsidiaries.

Masahiro Sakane

After taking office as a Director on June 26, 2008, he attended all eight Board of Directors meetings held during the fiscal year.

At the meetings, Masahiro Sakane was involved in deliberations about agenda items and other matters, and made statements based on his rich knowledge and experience as a corporate manager for many years.

(Overview of the content of contracts limiting responsibility)

The Company has entered into agreements with all the five Outside Directors which limit their liabilities to the Company under Article 423, Paragraph 1 of the Companies Act. The liability under the agreement is limited up to the higher of 20 million yen or the amount prescribed by laws and ordinances.

3.	Executive Managing Directors

Position	Name	Responsibilities	Representative Status in Other Companies, Significant Concurrent Position

President (Representative Executive Officer)	Kenichi Watanabe	Chief Executive Officer (CEO)	See “1. Directors”

Deputy President (Representative Executive Officer)	Takumi Shibata	Chief Operating Officer (COO)	See “1. Directors”

Executive Managing Director	Hitoshi Tada	Retail CEO	Representative Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.

Executive Managing Director	Hiromi Yamaji	Investment Banking CEO	Representative Executive Officer and Executive Vice President of Nomura Securities Co., Ltd.

Executive Managing Director	Akira Maruyama	Global Markets CEO	Representative Executive Officer and Executive Vice President of Nomura Securities Co., Ltd. Director and President of Nomura Capital Investment Co., Ltd.

Executive Managing Director	Shoichi Nagamatsu	Merchant Banking CEO	Director and President of Nomura Principal Finance Co., Ltd.

Executive Managing Director	Atsushi Yoshikawa	Asset Management CEO	Director and President of Nomura Asset Management Co., Ltd.

Executive Managing Director	Hiroshi Tanaka	Group Compliance Head Chief Information Officer (CIO) Head of Global Operations	Representative Executive Officer and Senior Corporate Managing Director of Nomura Securities Co., Ltd.

Executive Managing Director	Yugo Ishida	Head of Regional Management, Europe

Executive Managing Director	Masafumi Nakada	Chief Financial Officer (CFO)	Executive Managing Director of Nomura Securities Co., Ltd.

Executive Managing Director	Noriaki Nagai	Head of Corporate Office	Executive Managing Director of Nomura Securities Co., Ltd.

(Notes)

1:	Kenichi Watanabe and Takumi Shibata are serving concurrently as Directors.

2:

On October 1, 2008, the Company adopted a new senior managing director system. As a company with committees stipulated in Article 2, Item 12 of the Companies Act, the Company utilizes a system whereby the Board of Directors delegates primary responsibility for business execution to Executive Managing Directors it appoints. This system has remained unchanged, but it was decided to newly add the senior managing director system and to proactively hire diverse personnel as Senior Managing Directors both in Japan and overseas, thereby further bolstering the Company’s business execution framework for financial operations that are becoming increasingly sophisticated and specialized.

With this move, effective September 30, 2008, the following executives retired as Executive Managing Directors: Akihiko Nakamura, Executive Managing Director (Chief Information Officer (CIO)); Toshio Hirota, Executive Managing Director (Head of Communications); Hideyuki Takahashi, Executive Managing Director (Head of Internal Audit); Akihito Watanabe, Senior Managing Director (Head of Group Human Resources Development); Shigesuke Kashiwagi, Senior Managing Director (Head of Regional Management, Americas); Yoshinori Go, Senior Managing Director (Head of Regional Management, Asia); Yuji Nakata, Senior Managing Director (Global Markets (based in Europe)) and Yoshihiro Fukuta, Senior Managing Director (Head of Regional Management, Asia). Effective October 1, 2008, Hitoshi Tada, Hiromi Yamaji, Akira Maruyama, Shoichi Nagamatsu, Atsushi Yoshikawa and Hiroshi Tanaka were newly appointed as Executive Managing Directors (area of oversight at time of stepping down is noted in the parenthesis).

3:	Yugo Ishida resigned from the post of Executive Managing Director effective as of March 31, 2009.

4.	Compensation paid to Directors and Executive Managing Directors

	Number of People (1)	Total Amount Paid (in millions of yen)	Others
Directors (Outside)	11 (6)	424 (139)
Executive Managing Directors	20	829
Total	31	1,253	(2) (3)

(Notes)

1:	The numbers of people above include three Directors and one Executive Managing Director resigned on June 26, 2008 (including one person serving concurrently as Director and Executive Managing Director) and eight Executive Managing Directors resigned on September 30, 2008. There were 11 Directors and 11 Executive Managing Directors as of March 31, 2009. Two Directors are serving concurrently as Executive Managing Directors, whose compensations are included in those of Executive Managing Directors.

2:	1,253 million yen includes compensation of stock options (equity-based compensation) which was 459 million yen (paid to 31 people).

3:	1,253 million yen includes non-cash compensation of 1 million yen.

5.	Matters relating to Individual Directors and Executive Managing Directors’ Compensation Determined by Compensation Committee

1. Method of Determining Compensation Committee’s Policies

As the Company is organized under the Committee System, the Company has set Compensation Committee’s policies to decide the matters regarding to the compensation for Directors and Executive Managing Directors respectively in accordance with the Companies Act.

2. Outline of Compensation Committee’s Policies

Nomura Group’s vision is to establish its status firmly as a “globally competitive Japanese financial services group”. As a management target to indicate an increase of shareholders’ value, the Company intends to maintain an average consolidated return on equity (ROE) of 10 to 15% over the medium to long-term.

Our fundamental policies in Nomura Group’s Directors and Executive Managing Directors’ compensations (“Executive Compensation”) are,

i)	to link Executive Compensation with the achievement of strategic business objectives above and award them in a manner that further motivates them toward achievement of their respective goals and thereby maximize their performance, and

ii)	to introduce equity-based compensation and enhance their long term incentives.

Executive Compensation is composed of base salary, cash bonus and equity-based compensation.

(1)	Base Salary

Base salary for each of Directors and Executive Managing Directors is determined by aggregating the following amounts.

i)	Amount reflecting his/her career

ii)	Amount reflecting his/her post and responsibilities

iii)	Amount reflecting his/her achievement of the target consolidated ROE (Note)

(2)	Cash Bonus

Cash bonus is determined by both quantitative and qualitative factors. Quantitative factors include consolidated net income, consolidated ROE and segment / business-line results. Qualitative factors include achievement of strategic business objectives, achievement of pre-established individual goals and subjective assessments of individual contribution.

Aggregated cash bonus amount of Directors and Executive Managing Directors will not exceed 1% of the consolidated net income.

(3)	Equity-Based Compensation

Equity-based compensation is determined individually in a comprehensive manner by not only the consolidated net income or consolidated ROE but also the balance of base salary and cash bonus, as well as costs and effects in awarding such bonus.

(Note)

In calculating the amount of the iii) above, we refer to the table below according to the achievement of the consolidated ROE.

Consolidated ROE (x)	X<0%	0%≤X<5%	5%≤X≤10%	10%<X≤15%	15%<X
Amount	0	Y*1/3	Y*2/3	Standard Amount (Y)	Y*4/3

V.	Matters Relating to Independent Auditor

1.	Name: Ernst & Young ShinNihon LLC

(Note)

Ernst & Young ShinNihon changed its name to Ernst & Young ShinNihon LLC due to the change of status on July 1, 2008

2.	Audit Fees

Item	Amount
(1) Audit fees	818 million yen
(2) Total amount of cash and other financial benefits payable by the Company and its subsidiaries to the Independent Auditor	1,256 million yen

(Notes)

1.	The audit contract between the Company and the Independent Auditor does not separate the audit fees based on the Companies Act and the Financial Instruments and Exchange Act. Since the audit fees based on the Companies Act and the Financial Instruments and Exchange Act could not be substantively separated, the amount of audit fees above includes the audit fees based on the Financial Instruments and Exchange Act.

2.	In addition to the services pursuant to the Article 2, Paragraph 1 of the Certified Public Accountant Act, the Company and its subsidiaries pay compensation to the Independent Auditor with respect to verification services on compliance with the segregation of customers’ assets requirements etc.

3.	Significant overseas subsidiaries of the Company are subject to the audit (pursuant to the Companies Act or the Financial Instruments and Exchange Act and their equivalent foreign regulations) by certified public accountants or auditing firms (who hold equivalent qualifications in foreign countries) other than the Company’s Independent Auditor.

3.	Dismissal or Non-Reappointment Policy

(1)	The Audit Committee shall dismiss the Independent Auditor in cases where the committee determines that any of the items stipulated under Article 340, Paragraph 1 of the Companies Act applies to the Independent Auditor.

(2)	In cases where the Audit Committee determines that the Independent Auditor has issues in terms of the fairness of its auditing, or that more appropriate audit structure needs to be built, the committee shall place the dismissal or non-reappointment of the Independent Auditor on the agenda to be deliberated at the annual meeting of shareholders.

VI.	Resolution of the Structure for Ensuring Appropriate Business of Nomura Holdings, Inc.

The resolution of the Board of Directors regarding to Structure for Ensuring Appropriate Business of Nomura Holdings, Inc. has been made as follows:

I.	Matters to be Necessary for the Business Execution of the Audit Committee

The Audit Committee shall enforce its powers prescribed by laws and regulations to audit the legality, adequacy and efficiency of the business execution by Executive Managing Directors by use of the Independent Auditor, other auditing firms and internal staffs to ensure appropriate business of Nomura Holdings, Inc.

A.	Directors and Employees to be Responsible for Supporting the Audit Committee

(1)	Directors responsible for supporting the Audit Committee and his independence from Executive Managing Directors

(a)	In order to support audit by the Audit Committee and effectively supervise the business execution by the Directors appointed by the Board of Directors and the Executive Managing Directors, the Board of Directors shall appoint a Director, not currently assuming the position of Executive Managing Director, as “Audit Mission Directors.”

(b)	Audit Mission Directors shall perform the duties as set out in Regulations of the Audit Committee of Nomura Holdings, Inc. in accordance with the instructions by the Audit Committee or a member of the Audit Committee designated by the Audit Committee.

(2)	Employees responsible for supporting the Audit Committee and his independence from Executive Managing Directors

(a)	In order to support the audit by the Audit Committee, the Company shall establish Office of Audit Committee organized by five or more employees, including a Managing Director.

(b)	The Audit Committee or a member of the Audit Committee designated by the Audit Committee shall evaluate employees of the Office of the Audit Committee. The Company shall obtain consent regarding the recruit, transfer or punishment of the employees of the Office of Audit Committee from the Audit Committee or a member of the Audit Committee designated by the Audit Committee.

B.	Reporting Structure on the Business Execution

(1)	Executive Managing Directors shall report on the status of the business execution not less frequently than quarterly. In this case, the Executive Managing Directors may delegate such reports to other Executive Managing Directors.

(2)	In the event that Directors, Executive Managing Directors and Senior Managing Directors find any fact in the following items, they shall report immediately to any member of the Audit Committee or any Audit Mission Director. The Audit Mission Director shall report to any member of the Audit Committee immediately upon receiving such reports:

i)	any legal or financial problems that may have a material impact on the business or financial conditions of Nomura Group; and

ii)	any order from any regulatory authority or other facts that may cause Nomura Group to incur a great loss.

(3)	In the event that Executive Managing Directors, Senior Managing Directors or employees are requested to report on the business execution by a member of the Audit Committee designated by the Audit Committee or any Audit Mission Director, they shall immediately report on such matters.

C.	Others in relation to Structures Ensuring the Effectiveness of the Audit by the Audit Committee

(1)	The Audit Committee shall audit other matters than those relating to accounting in financial reports, financial statements (including financial statements in Form 20-F submitted to the U.S. Securities and Exchange Commission) excluding the accounting section, and business reports (including their supplementary schedules in accordance with laws and regulations and procedures established by the Audit Committee.

(2)	The Audit Committee shall hear the audit report from the Independent Auditor and other auditing firms that audited financial statements on matters relating to accounting in financial reports and financial statements (including disagreements between Executive Managing Directors and such auditing firms regarding financial reporting) and determine whether the method and result of the audit are appropriate.

(3)	The Audit Committee may request Executive Managing Directors, Senior Managing Directors, Independent Auditor or other auditing firms that audited financial statements to explain about important issues that arose in regarding preparing financial reports, business reports and financial statements (including matters concerning election or application of material accounting policies and internal control over financial reporting).

(4)	The Audit Committee may engage attorneys, certified public accountants, consultants or other outside advisors as deemed to be necessary.

II.	Structure for Ensuring the Business Execution by Executive Managing Directors in accordance with Laws, Regulations and Articles of Incorporation and others in relation to Maintaining Structure for Ensuring Appropriate Business

A.	Structure for Ensuring Appropriate Business Execution of the Executive Managing Directors

(1)	Executive Managing Directors promote lawful management in accordance with laws, regulations and Articles of Incorporation, with swearing an oath to comply with Code of Ethics of Nomura Group.

(2)	Executive Managing Directors shall strive to maintain compliance structure at each company within Nomura Group. Executive Managing Directors shall report to any member of the Audit Committee or any Audit Mission Director and to the Executive Management Board in the event that the Executive Managing Directors find any material illegal activities or other important matters regarding compliance at a company within Nomura Group. Executive Management Board shall discuss such matters and, if necessary, based on the results of the discussion, recommend the company to take appropriate measures.

B.	Structure for Retention and Maintenance of Information regarding the Business Execution of Executive Managing Directors

Executive Managing Directors shall retain minutes, documents regarding request for managerial decisions, contracts, financial reports and other material documents (including their electronic records) and the relevant materials for not shorter than ten years and maintain the access to such documents if necessary.

C.	Structure for Regulations and others regarding Management of Risk Loss

(1)	Executive Managing Directors shall acknowledge the importance of classification, evaluation, monitoring and management of market risk, credit risk, event risk, liquidity risk, operational risk and legal risk relating to the execution of Nomura Group’s business and establish the structure for control and management of such risks at each company of Nomura Group.

(2)	Executive Managing Directors shall report to the Group Integrated Risk Management Committee the status of risk management systems at each company within Nomura Group. Group Integrated Risk Management shall analyze the enterprise risk management status of the entire Nomura Group based on the report and take appropriate measures to establish the most suitable risk management system for the business.

D.	Structure for Ensuring the Effectiveness of the Business Execution of the Executive Managing Directors

(1)	Executive Managing Directors shall determine Nomura Group’s management strategy and business operation, and execute their business in accordance with the management organization and allocation of business duties determined by the Board of Directors.

(2)	The matters that are delegated to Executive Managing Directors by the Board of Directors shall be determined by the following organizations or procedures:

(a)	Executive Management Board: Important matters concerning management strategy, allocation of capital resources and management of Nomura Group;

(b)	Group Integrated Risk Management Committee: Important matters concerning enterprise risk management of Nomura Group

(c)	Global Risk Management Committee: Important matters concerning market and credit risk management of Nomura Group

(d)	Internal Controls Committee: Matters concerning internal control and procedures and promotion of proper corporate behavior within Nomura Group; or

(e)	Documents regarding request for managerial decisions: Matters other than (a), (b), (c) and (d) above.

(3)	Executive Management Board shall determine or revise the necessary allocation of capital resources based on the business plan and budget application of each division and regional area to ensure the effective management of Nomura Group.

E.	Structure for Ensuring the Business Execution by Employees in accordance with Laws, Regulations and Articles of Incorporation

(1)	Executive Managing Directors shall disseminate Code of Ethics of Nomura Group to Senior Managing Directors and employees, and ensure their compliance with the Code.

(2)	Executive Managing Directors shall determine the allocation of business duties of each Senior Managing Director and employee, clarify their responsibility and authority to hereby establish the structure for business execution responsibility.

(3)	In order to respond to correcting matters regarding any questionable conduct in the light of social ethics or social justice, and in order to ensure business effort taken by employees based on law-abiding spirit and social common sense, the Company shall establish Compliance Officers in each company within Nomura Group, hereby promoting the business execution in accordance with laws and regulations.

F.	Structure for Ensuring Appropriate Business in Nomura Group

(1)	Audit System within Nomura Group

(a)	The Audit Committee shall audit the legality, adequacy and efficiency of the business of Nomura Group in coordination, as necessary, with the Audit Committee of its subsidiaries.

(b)	A member of the Audit Committee designated by the Audit Committee shall investigate the Company or its subsidiaries through, as necessary, himself/herself, other members of the Audit Committee or Audit Mission Director.

(2)	Internal Audit System

(a)	Executive Managing Directors or Senior Managing Directors shall establish a department in charge of internal audit and implement an internal audit program that will help ensure effective and adequate internal control and procedures regarding the entire business of Nomura Group.

(b)	Internal Controls Committee shall discuss or determine basic matters concerning internal control and procedures at each company within Nomura Group, the annual internal audit plan and the status of internal audit and its results.

(c)	Executive Managing Directors or Senior Managing Directors shall report on the status of internal audit in Nomura Group and its results to the Internal Controls Committee not frequently than quarterly.

(d)	Any member of the Audit Committee may recommend that Executive Managing Directors or Senior Managing Directors (i) change the internal audit plan, (ii) implement additional audit procedures; (iii) establish an improvement plan regarding the annual internal audit plan, the status of internal audit and its results.

(3)	Compliance Hotline

(a)	Executive Managing Directors or Senior Managing Directors shall establish a “Compliance Hotline” as a tool that employees could use to report questionable conduct from the view point of compliance directly to the personnel appointed by the Board of Directors.

(b)	The Company shall permit anonymous submission from employees regarding accounting or auditing matters of questionable conduct from the viewpoint of compliance.

(c)	The Company shall have its consolidated private investees in the merchant banking business which establish whistle-blowing procedures. The foregoing may not be applied to a private investee that deems to have minor effect on Nomura Group in terms of its financial conditions, reputation and corporate social responsibilities.

VII.	Fundamental Policies Regarding the Status of Persons Governing Decisions on the Company’s Financial and Business Policies

In regard to fundamental policies for the treatment of shareholders holding a quantity of shares that enables them to govern decisions on Company management policy, the Company believes that the decision of whether to permit a party to seek ownership of such a volume of shares should ultimately be left to the judgment of shareholders. Accordingly, the Company has not adopted any so-called takeover defense strategies such as a defense strategy of prior issue of new stock acquisition rights (a rights plan).

In the event of an attempt to take over the Company by parties not appropriate to the business value and common benefit to shareholders, the Corporate Value Enhancement Committee established within the Company would perform research and investigation in regard to the takeover proposal, etc. After an investigatory meeting composed of the Company’s outside directors, the Board of Directors would hold sufficient deliberations, and would reach a conclusion in regard to the best strategy from the viewpoint of shareholders with regard to the value of the business and common benefit to shareholders.

Note: Monetary values and number of shares stated in this report are rounded up or down to the nearest unit of disclosure.

Consolidated Balance Sheet (As of March 31, 2009)

(Millions of yen)
ASSETS
Cash and cash deposits:	1,422,709
Cash and cash equivalents	613,566
Time deposits	537,084
Deposits with stock exchanges and other segregated cash	272,059
Loans and receivables:	1,643,007
Loans receivable	519,179
Receivables from customers	23,619
Receivables from other than customers	1,103,974
Allowance for doubtful accounts	(3,765)
Collateralized agreements:	8,412,618
Securities purchased under agreements to resell	2,657,151
Securities borrowed	5,755,467
Trading assets and private equity investments :	11,672,612
Trading assets	11,348,747
Private equity investments	323,865
Other assets:	1,686,902
Office buildings, land, equipment and facilities
(net of accumulated depreciation and amortization of ¥225,475 million)	357,256
Non-trading debt securities	244,027
Investments in equity securities	118,902
Investments in and advances to affiliated companies	243,474
Other	723,243

TOTAL ASSETS	24,837,848

LIABILITIES
Short-term borrowings	1,183,374
Payables and deposits:	1,242,318
Payables to customers	403,797
Payables to other than customers	398,187
Deposits received at banks	440,334
Collateralized financing:	10,157,954
Securities sold under agreements to repurchase	5,000,787
Securities loaned	2,243,152
Other secured borrowings	2,914,015
Trading liabilities	4,752,054
Other liabilities	479,724
Long-term borrowings	5,483,028

TOTAL LIABILITIES	23,298,452

Commitments and contingencies
SHAREHOLDERS’ EQUITY
Common stock
Authorized – 6,000,000,000 shares
Issued – 2,661,092,760 shares
Outstanding – 2,661,092,760 shares	321,765
Additional paid-in capital	374,413
Retained earnings	1,038,557
Accumulated other comprehensive income	(118,437)
Common stock held in treasury, at cost – 56,312,917 shares	(76,902)

TOTAL SHAREHOLDERS’ EQUITY	1,539,396

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	24,837,848

Consolidated Statement of Operations (April 1, 2008 — March 31, 2009)

	(Millions of Yen)
Commissions	306,803
Fees from investment banking	54,953
Asset management and portfolio service fees	140,166
Net (loss) gain on trading	(128,339)
(Loss) gain on private equity investments	(54,791)
Interest and dividends	331,356
(Loss) gain on investments in equity securities	(25,500)
Other	39,863

Total revenue	664,511

Interest expense	351,884

Net revenue		312,627

Compensation and benefits	491,555
Commissions and floor brokerage	73,681
Information processing and communications	154,980
Occupancy and related depreciation	78,480
Business development expenses	31,638
Other	261,339

Non-interest expenses		1,091,673

(Loss) income before income taxes	(779,046)

Income tax expense	(70,854)

Net (loss) income		(708,192)

Consolidated Statement of Changes in Shareholders’ Equity

(April 1, 2008 — March 31, 2009)

	(Millions of Yen)
Common Stock
Balance at beginning of year	182,800
New issue of stock	138,965

Balance at end of year		321,765

Additional paid-in capital
Balance at beginning of year	177,227
Gain (loss) on sales of treasury stock	2,755
Issuance and exercise of common stock options	9,954
Issuance of common stock	143,482
Beneficial conversion feature relating to (subordinated) convertible bond	40,995

Balance at end of year		374,413

Retained earnings
Balance at beginning of year	1,779,783
Net (loss) income	(708,192)
Cash dividends	(48,675)
Adjustments to initially apply SFAS 157	10,383
Adjustments to initially apply SFAS 159	5,258

Balance at end of year		1,038,557

Accumulated other comprehensive income:
Cumulative translation adjustments
Balance at beginning of year	(28,416)
Net change during the year	(45,053)
Balance at end of year		(73,469)
Defined benefit pension plans
Balance at beginning of year	(42,695)
Pension liability adjustment	(2,273)
Balance at end of year		(44,968)

Balance at end of year		(118,437)

Common stock held in treasury
Balance at beginning of year	(80,575)
Repurchases of common stock	(91)
Sales of common stock	73
Common stock issued to employees	3,759
Other net change in treasury stock	(68)
Balance at end of year		(76,902)

Total shareholders’ equity Balance at end of year		1,539,396

Notes to the Consolidated Financial Statements

[Significant Basis of Presentation of Consolidated Financial Statements]

1.	Basis of presentation

The consolidated financial statements are prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”) pursuant to the provision of paragraph 1 of Article 120 of the Ordinance for Company Calculation. However, certain disclosures required under U.S. GAAP are omitted pursuant to the same provision.

2.	Scope of consolidation and equity method application

The consolidated financial statements include the accounts of the Company and other entities in which it has a controlling financial interest (collecting referred to as “Nomura”). Because the usual condition for a controlling financial interest in an entity is ownership of a majority of the voting interest, the Company consolidates its wholly-owned and majority-owned subsidiaries. In accordance with Financial Accounting Standards Board Interpretation (“FIN”) No. 46 (revised December 2003), “Consolidation of Variable Interest Entities”, the Company also consolidates any variable interest entities for which Nomura is the primary beneficiary. Investments in entities in which Nomura has significant influence over operating and financial decisions (generally defined as 20 to 50 percent of the voting stock of a corporate entity, or at least 3% of a limited partnership) are accounted for using the equity method of accounting and are reported in Investments in and advances to affiliated companies. Equity investments Nomura elected the fair value option under Statement of Financial Accounting Standards (“SFAS”) No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities including an amendment of FASB Statement No. 115” (“SFAS 159”), are carried at fair value, rather than apply the equity method of accounting, and are reported in Trading assets or Private equity investments. Investment companies within the scope of AICPA Statement of Position 07-1, “Clarification of the Scope of the Audit and Accounting Guide—Investment Companies and Accounting by Parent Companies and Equity Method Investors for Investments in Investment Companies”, carry all of their investments at fair value, with changes in fair value recognized through earnings, rather than apply the equity method of accounting or consolidation.

[Significant Accounting Policies]

3.	Basis and methods of valuation for securities, derivatives and others

(1)	Trading assets and trading liabilities

Trading assets and trading liabilities, including contractual commitments arising pursuant to derivative transactions, are recorded on the consolidated balance sheet on a trade date basis at fair value. The related gains and losses are recognized currently in income.

(2)	Private equity investments

Private equity investments are carried at fair value. Corresponding changes in the fair value of these investments are recognized currently in income.

(3)	Investments in equity securities and non-trading debt securities

Investments in equity securities consist of marketable and non-marketable equity securities that have been acquired for operating purposes and other than operating purposes. In accordance with U.S. GAAP for broker-dealers, investments in equity securities for operating purposes and other than operating purposes are recorded at fair value and unrealized gains and losses are recognized currently in income.

Investments in equity securities for operating purposes and Investments in equity securities for other than operating purposes are included in the Other assets section of the consolidated balance sheet in Investments in equity securities and Other, respectively.

Non-trading debt securities are recorded at fair value, with the related gains and losses are recognized currently in income.

4.	Depreciation and amortization

Depreciation for tangible assets is generally computed by the straight-line method over the estimated useful lives of assets according to general class, type of construction and use. Software is generally amortized by the straight-line method over its estimated useful life. Intangible assets that have determinable lives will continue to be amortized by the straight-line method over the estimated useful lives.

5.	Long-lived assets

SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” (“SFAS144”) provides guidance on the financial accounting and reporting for the impairment or disposal of long-lived assets. In accordance with SFAS144, long-lived assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. If the estimated future undiscounted cash flow is less than the carrying amount of the assets, a loss would be recognized to the extent the carrying value exceeded its fair value.

6.	Basis of allowances

(1)	Allowance for loan losses

Allowances for loan losses on margin transaction loans related to broker dealers are provided for based primarily on historical loss experience.

Allowances for loan losses on loans receivable in connection with banking/financing activities reflect management’s best estimate of probable losses. The evaluation includes an assessment of the ability of borrowers to pay by considering various factors such as changes in the nature of the loan, volume of the loan, deterioration of pledged collateral, delinquencies and the current financial situation of the borrower.

(2)	Accrued pension and severance costs

In accordance with SFAS No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans, an amendment of FASB Statements No. 87, 88, 106 and 132-R,” the funded status of the defined benefit postretirement plan, which is measured as the difference between the fair value of the plan assets and the benefit obligation, is recognized to prepare for the employees’ retirement and severance benefits.

The unrecognized prior service cost is amortized on a straight-line basis over the average remaining service period of active participants.

Actuarial gains and losses in excess of 10% of the greater of the projected benefit obligation or the fair value of plan assets are amortized on a straight-line basis over the average remaining service period of active participants.

7.	Hedging activities

In addition to its trading activities, Nomura, as an end user, uses derivative financial instruments to manage its interest rate and currency exposures or to modify the interest rate characteristics of certain non-trading assets and liabilities.

These derivative financial instruments are linked to specific assets or specific liabilities and are designated as hedges as they are effective in reducing the risk associated with the exposure being hedged, and they are highly correlated with changes in the market or fair value of the underlying hedged items, both at inception and throughout the life of the hedge contracts. Nomura applies fair value hedge accounting to these hedging transactions, and the relating unrealized profit and losses are recognized together with those of the hedged assets and liabilities as interest revenue or expense.

8.	Foreign currency translation

For the consolidated financial statements, all assets and liabilities of foreign subsidiaries are translated into Japanese yen at exchange rates in effect at the balance sheet date; all revenue and expenses are translated at the average exchange rates for the respective years and the resulting translation adjustments are accumulated and reported as Accumulated other comprehensive (loss) income in the Consolidated Balance Sheet. Foreign currency assets and liabilities are translated at exchange rates in effect at the balance sheet date and the resulting translation gains or losses are recognized currently in income.

9.	The Company and its wholly-owned domestic subsidiaries adopt the consolidated tax return system.

10.	Accounting changes

(1)	Accounting for fair value measurements

SFAS No. 157, “Fair Value Measurements” (“SFAS 157”) defines fair value, establishes a framework for measuring fair value and expands disclosures about fair value measurements. SFAS 157 clarifies that fair value is the amount that would be exchanged to sell an asset or transfer a liability, in an orderly transaction between market participants. Nomura adopted SFAS157 on April 1, 2008. In accordance with this standard, the adjusted amount due to the initial adoption was recorded in the retained earnings at beginning.

(2)	Accounting for fair value option for financial assets and financial liabilities

SFAS 159 allows an entity to choose, at specified election dates, to measure eligible financial assets and liabilities at fair value that are not otherwise required to be measured at fair value. If the entity elects the fair value option for an eligible item, changes in that item’s fair value in subsequent reporting periods must be recognized in current earnings. Nomura adopted SFAS159 on April 1, 2008. In accordance with this standard, the adjusted amount due to the initial adoption was recorded in the retained earnings at beginning.

(3)	Accounting for offsetting of amounts related to certain contracts

FASB Staff Position No. FIN 39-1, “Amendment of FASB Interpretation No. 39” (“FSP FIN 39-1”) addresses whether a reporting entity that is party to a master netting arrangement can offset fair value amounts recognized for the right to reclaim cash collateral (a receivable) or the obligation to return cash collateral (a payable) against fair value amounts recognized for derivative instruments that have been offset under the same master netting arrangement in accordance with FIN No. 39, “Offsetting of Amounts Related to Certain Contracts”. Nomura adopted FSP FIN39-1 on April 1, 2008. It has no impact on earnings.

There were 679.7 billion yen of netting of cash collateral receivables against net derivative liabilities and 923.4 billion yen of netting of cash collateral payables against net derivative assets as of March 31, 2009.

[Notes to the Consolidated Balance Sheet]

11.	Assets pledged

Pledged securities that can be sold or re-pledged by the secured party, including Gensaki Repo transactions, included in Trading assets, private equity investments mainly.	2,851,759 million yen

Securities and loans receivables, which have been pledged as collateral, primarily to stock exchanges and clearing organizations, without allowing the secured party the right to sell or re-pledge them.	1,030,638 million yen

Securities and loans receivable, which have been pledged to collateralize borrowing transactions, and pledged for other purposes. *1,2	3,105,615 million yen

*1	The asset balances, which have been pledged as collateral for secured loans from special purpose entities and for transfer dealings in which the control over the asset isn’t relinquished, are included.
*2	In addition, Nomura re-pledged 500,850million yen of securities received as collateral and securities borrowed.

12.	Securitization

Nomura utilizes special purpose entities, or SPEs to securitize commercial and residential mortgage loans, government and corporate bonds and other types of financial assets. Those SPEs are incorporated as stock companies, Tokumei kumiai (silent partnerships), Cayman SPCs or trust accounts. Nomura’s involvement with SPEs includes structuring SPEs, underwriting, distributing and selling debt instruments and beneficial interests issued by SPEs to investors. Nomura accounts for the transfer of financial assets in accordance with SFAS No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities” (“SFAS 140”). This statement requires that Nomura accounts for the transfer of financial assets as a sale when Nomura relinquishes control over the assets. SFAS 140 deems control to be relinquished when the following conditions are met: (a) the assets have been isolated from the transferor (even in bankruptcy or other receivership), (b) the transferee has the right to pledge or exchange the assets received, or if the transferee is a QSPE, the holders of its beneficial interests have the right to pledge or exchange the beneficial interests and (c) the transferor has not maintained effective control over the transferred assets. Nomura may obtain an interest in the financial assets, including residual interests in the SPEs. Any such interests are accounted for at fair value and included in Trading assets within Nomura’s consolidated balance sheets, with the change in fair value included in Revenues-net gain on trading. Nomura may also enter into derivative transactions in relation to the assets transferred to a SPE.

As noted above, Nomura may have continuing involvements in the SPEs that Nomura transferred assets. During the year ended March 31, 2009, Nomura securitized ¥137.4 billion and recognized associated gain on sale of ¥0.2 billion. As of March 31, 2009, the cumulative balance of financial assets transferred to SPEs that Nomura has continuing involvement was ¥1,121.6 billion, the size of total assets held by such SPEs was ¥1,197.5 billion, and Nomura’s retained interest was ¥7.0 billion. As of March 31, 2009, Nomura had outstanding collateral service agreements or written credit default swap agreements in the amount of ¥29.3 billion. Nomura does not provide financial support to the SPEs beyond its contractual obligations. For the year ended March 31, 2009, Nomura received ¥138.7 billion of proceeds from the SPEs.

13.	Contingencies

In the normal course of business, Nomura is involved in lawsuits and other legal proceedings and, as a result of such activities, is subject to ongoing legal risk. The management of Nomura believes that the ultimate resolution of such litigation will not be material to the consolidated financial statements.

14.	Guarantees

In accordance with FIN No. 45, “Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others” (“FIN 45”), Nomura recognizes obligations under certain issued guarantees and records the fair value of these guarantee obligations on the consolidated balance sheet.

The following table sets for the information about maximum potential payout or notional total of derivative contracts, standby letters of credit and other guarantees that could meet the definition of a guarantee.

For information about the maximum potential amount of future payments that Nomura could be required to make under certain derivatives, the notional amount of contracts has been disclosed. However, the maximum potential payout for certain derivative contracts, such as written interest rate caps and written currency options, cannot be estimated, as increases in interest or foreign exchange rates in the future could be theoretically unlimited. Nomura records all derivative contracts at fair value on the consolidated balance sheet. Nomura believes the notional amounts generally overstate its risk exposure.

FASB Staff Position No. FAS 133-1 and FIN 45-4, “Disclosures about Credit Derivatives and Certain Guarantees: An Amendment of FASB Statement 133 and FASB Interpretation No. 45; and Clarification of the Effective Date of FASB Statement No. 161” (“FSP FAS 133-1 and FIN 45-4”) amends FIN 45 to exclude credit derivative instruments accounted for at fair value under SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities.” Nomura adopted the FSP for the year ended March 31, 2009, and the derivative contracts below do not include credit derivatives.

Derivative contracts *1, 2	43,848,870 million yen

Standby letters of credit and other guarantees *3	9,270 million yen

*1	The carrying value of derivative contracts is 2,091,560 million yen.
*2	The notional amount and the carrying value of the written credit derivatives not included in derivative contracts are 47,860,075 million yen and 5,022,126 million yen, respectively.
*3	The carrying value of standby letters of credit and other guarantees is 1 million yen.

[Notes to Business Combinations]

15.	Business combinations

In October 2008, Nomura acquired the most parts of Lehman Brothers’ (“Lehman”) Asia Pacific operations including Japan and Australia and its European and Middle Eastern equities and investment banking operations, as well as hired a certain of former Lehman’s fixed income employees in Europe mostly from Lehman Brothers Ltd (U.K.), Lehman Brothers Japan Ltd., Lehman Brothers Asia Ltd., and Lehman Brothers Asia Holding Ltd. Lehman has been a strong player in the investment banking fields, including M&A, execution services, derivatives, electronic trading, and prime brokerage. Through the acquisitions, Nomura has combined Lehman’s strong customer base and strengthened its wholesale business. The deals do not include any trading assets or trading liabilities of Lehman.

In October 2008, Nomura also acquired Lehman’s service platform in India of the three companies, Lehman Brothers Services India Private Ltd, Lehman Brothers Financial Services (India) Private Ltd, and Lehman Brothers Structured Finance Services Private Ltd, all specialized service companies. The three companies have provided various functions for investment banks such as operational support in the area of IT, other operational support, financial controls, and risk management globally, including the Asia Pacific and European regions.

The acquisitions were accounted for in conformity with SFAS No. 141, “Business Combinations” (“SFAS 141”) as a business combination in Nomura’s consolidated financial statements. The revenues and expenses associated with the acquired business have been included in Nomura’s consolidated statements of operations. Under SFAS 141, the allocation of the acquisition costs to assets acquired and liabilities assumed must be made within a period not exceeding one year from the consummation date of the acquisitions. Nomura disbursed ¥42.9 billion in relation to these acquisition.

[Notes to Per-Share Data]

16. Shareholders’ equity per share	590.99 yen

Basic net loss per share	(364.69) yen

Report of Independent Auditors

May 8, 2009

The Board of Directors
Nomura Holdings, Inc.
Ernst & Young ShinNihon LLC

Koichi Hanabusa Certified Public Accountant Designated and Engagement Partner

Hiroki Matsumura Certified Public Accountant Designated and Engagement Partner

Yuichiro Sakurai Certified Public Accountant Designated and Engagement Partner

Junko Kamei Certified Public Accountant Designated and Engagement Partner

Pursuant to Article 444, Paragraph 4 of the Companies Act, we have audited the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of changes in shareholders’ equity and the notes to the consolidated financial statements of Nomura Holdings, Inc. (the “Company”) applicable to the fiscal year from April 1, 2008 through March 31, 2009. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position and results of operations of the corporate group, which consisted of Nomura Holdings, Inc. and consolidated subsidiaries, applicable to the fiscal year ended March 31, 2009 in conformity with accounting principles generally accepted in the United States pursuant to Article 120, Paragraph 1 of the Ordinance for Company Calculation (refer to “Significant Basis of Presentation of Consolidated Financial Statements” of the notes to the consolidated financial statements).

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountant Act.

Report of the Audit Committee on the Consolidated Financial Statements

REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

The Audit Committee of Nomura Holdings, Inc. (the “Company”) has audited the Company’s consolidated financial statements (the consolidated balance sheet, the consolidated statement of operations, the consolidated statement of changes in shareholders’ equity and the notes to the consolidated financial statements) applicable to the 105th fiscal year (from April 1, 2008 to March 31, 2009) and, based on the method, detail and result of the audit, hereby report as follows:

1.	METHOD AND THE DETAIL OF THE AUDIT

In accordance with the auditing principles and assignment of duties determined by the Audit Committee, each member of the Audit Committee received the report from the Executive Managing Directors of the Company regarding to the consolidated financial statements of the Company, and asked for the explanations as necessary. Furthermore, we have monitored and verified whether the Independent Auditor maintained its independent position and implemented appropriate audit, and we received reports from Independent Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. In addition, we have been notified from the Independent Auditor that “Structure for Ensuring Appropriate Business” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005) and the like, and, when necessary, asked for explanations.

Based on the above methods, we have examined the consolidated financial statements.

2.	RESULT OF THE AUDIT

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Independent Auditor, are appropriate.

May 13, 2009	THE AUDIT COMMITTEE OF
NOMURA HOLDINGS, INC.

Haruo Tsuji, Chairman

Fumihide Nomura

Tsuguoki Fujinuma

Note:	Messrs. Haruo Tsuji and Tsuguoki Fujinuma are outside directors as stipulated in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Balance Sheet (As of March 31, 2009)

(Millions of yen)
ASSETS
Current Assets:	1,852,470
Cash and time deposits	1,225
Certificate deposits	20,500
Money held in trust	57,077
Short-term loans receivable	1,659,355
Accounts receivable	68,858
Deferred tax assets	25,512
Other current assets	24,760
Allowance for doubtful accounts	(4,817)
Fixed Assets:	1,829,038
Tangible fixed assets:	55,877
Buildings	20,446
Furniture & fixtures	26,591
Land	8,839
Intangible assets:	110,217
Software	110,217
Investments and others:	1,662,943
Investment securities	118,980
Investments in subsidiaries and affiliates (at cost)	1,158,141
Other securities of subsidiaries and affiliates	24,111
Long-term loans receivable from subsidiaries and affiliates	135,000
Long-term guarantee deposits	42,671
Deferred tax assets	155,297
Other investments	28,802
Allowance for doubtful accounts	(57)

TOTAL ASSETS	3,681,507

LIABILITIES
Current Liabilities:	612,287
Short-term borrowings	470,000
Bond due within one year	60,000
Collaterals received	39,663
Accrued income taxes	2
Other current liabilities	42,622
Long-term Liabilities:	1,825,139
Bonds payable	695,446
Convertible Bonds	110,000
Long-term borrowings	1,018,000
Other long-term liabilities	1,693

TOTAL LIABILITIES	2,437,425

NET ASSETS
Shareholders’ equity	1,192,353
Common stock	321,765
Capital reserves	251,469
Additional paid-in capital	251,469
Retained earnings:	693,673
Earned surplus reserve	81,858
Other Retained earnings	611,815
Reserve for specified fixed assets	13
General reserve	994,000
Retained earnings carried forward	(382,199)
Treasury stock	(74,554)
Valuation and translation adjustments	24,613
Net unrealized gain on investments	16,157
Deferred gains or loss on hedges	8,456
Stock acquisition rights	27,116

TOTAL NET ASSETS	1,244,082

TOTAL LIABILITIES AND NET ASSETS	3,681,507

Statement of Income (April 1, 2008 – March 31, 2009)

	(Millions of yen)
Operating revenue		340,071
Property and equipment fee revenue	116,478
Rent revenue	38,450
Royalty on trademark	14,088
Dividend from subsidiaries and affiliates	143,552
Others	27,502

Operating expenses		204,768
Compensation and benefits	21,884
Rental and maintenance	42,954
Data processing and office supplies	37,802
Depreciation and amortization	54,056
Others	13,545
Interest expenses	34,529

Operating income		135,303

Non-operating income		2,776
Non-operating expenses		10,898

Ordinary income		127,181

Special profits		2,739
Gain on sales of investment securities	2,577
Gain on sales of fixed assets	162

Special losses		567,577
Loss on sales of investment securities	636
Loss on devaluation of investment securities	8,451
Loss on devaluation of investments in subsidiaries and affiliates	555,926
Loss on retirement of fixed assets	2,564

Loss before income taxes		437,658

Income taxes - current		(6,949)

Income taxes - deferred		(36,997)

Net loss		393,712

Statement of Changes in Net Assets (April 1, 2008 - March 31, 2009)

	(Millions of yen)
Shareholders’ Equity
Common stock
Balance at beginning of the year	182,800
Change in the year
Issuance of new shares	138,965
Total change in the year		138,965

Balance at end of the year		321,765

Additional paid-in capital
Capital reserve
Balance at beginning of the year	112,504
Change in the year
Issuance of new shares	138,965
Total change in the year		138,965
Balance at end of the year		251,469
Total capital reserve
Balance at beginning of the year	112,504
Change in the year
Issuance of new shares	138,965
Total change in the year		138,965

Balance at end of the year		251,469

Retained earnings
Retained earnings reserve
Balance at beginning of the year	81,858
Balance at end of the year		81,858
Other retained earnings
Reserve for specified fixed assets
Balance at beginning of the year	16
Change in the year
Reversal of reserve for specified fixed assets	(3)
Total change in the year		(3)
Balance at end of the year		13
General reserve
Balance at beginning of the year	994,000
Balance at end of the year		994,000
Retained earnings carried forward
Balance at beginning of the year	79,442
Change in the year
Cash dividends	(64,924)
Reversal of reserve for specified fixed assets	3
Net loss	(393,712)
Disposal of treasury stock	(3,007)
Total change in the year		(461,640)
Balance at end of the year		(382,199)
Total retained earnings
Balance at beginning of the year	1,155,315
Change in the year
Cash dividends	(64,924)
Net loss	(393,712)
Disposal of treasury stock	(3,007)
Total change in the year		(461,643)

Balance at end of the year		693,673

	(Millions of yen)
Treasury stock
Balance at beginning of the year	(78,296)
Change in the year
Purchases of treasury stock	(91)
Disposal of treasury stock	3,832
Total change in the year		3,742

Balance at end of the year		(74,554)

Total shareholders’ equity
Balance at beginning of the year	1,372,324
Change in the year
Issuance of new shares	277,930
Cash dividends	(64,924)
Net loss	(393,712)
Purchases of treasury stock	(91)
Disposal of treasury stock	826
Total change in the year		(179,971)

Balance at end of the year		1,192,353

Valuation and translation adjustments
Net unrealized gain on investments
Balance at beginning of the year	34,914
Change in the year
Other-net	(18,756)
Total change in the year		(18,756)
Balance at end of the year		16,157
Deferred gains or loss on hedges
Balance at beginning of the year	5,023
Change in the year
Other-net	3,433
Total change in the year		3,433
Balance at end of the year		8,456
Total valuation and translation adjustments
Balance at beginning of the year	39,936
Change in the year
Other-net	(15,323)
Total change in the year		(15,323)

Balance at end of the year		24,613

Stock acquisition rights
Balance at beginning of the year	11,401
Change in the year
Other-net	15,715
Total change in the year		15,715

Balance at end of the year		27,116

Total net assets
Balance at beginning of the year	1,423,661
Change in the year
Issuance of new shares	277,930
Cash dividends	(64,924)
Net loss	(393,712)
Purchases of treasury stock	(91)
Disposal of treasury stock	826
Other-net	392
Total change in the year		(179,579)

Balance at end of the year		1,244,082

[Notes to the Financial Statements]

The amounts shown therein are rounded to the nearest million.

[Significant Accounting Policies]

1.	Basis and methods of valuation for financial instruments

(1)	Other securities

a.	Securities with market value

Recorded at market value

The difference between the cost using the moving average method or amortized cost and market value less deferred taxes is recorded as “Net unrealized gain on investments” in “Net assets” on the balance sheet.

b.	Securities without market value

Recorded at cost using the moving average method or amortized cost

With respect to investments in investment enterprise partnerships and similar ones which are regarded as equivalent to securities in accordance with Paragraph 2, Article 2 of the Securities and Exchange Act, the pro rata shares of such partnerships are recorded at net asset values based on the available current financial statements on the reporting date set forth in the partnership agreements.

(2)	Stocks of subsidiaries and affiliates

Recorded at cost using the moving average method

2.	Basis and method of valuation for money held in trust

Accounted for at fair value based on the mark-to-market method

3.	Depreciation and amortization

(1)	Depreciation of tangible fixed assets

Tangible fixed assets are depreciated primarily on the declining balance method, except for buildings acquired on or after April 1, 1998, which are depreciated on the straight-line method.

(2)	Amortization of intangible assets, investments and others

Intangible assets, investments and others are amortized over their estimated useful lives primarily on the straight-line method. The useful lives of software are based on those determined internally.

4.	Translation of assets and liabilities denominated in foreign currencies

Financial assets and liabilities denominated in foreign currencies are translated into Japanese yen using exchange rates as of the balance sheet date. Gains and losses resulting from translation are reflected in the statement of income.

5.	Provisions

(1)	Allowance for doubtful accounts

To provide for bad loans, the Company recorded an allowance for doubtful accounts based on an estimate of the uncollectible amounts calculated using historical loss ratios or a reasonable estimate based on the financial condition of individual borrowers.

(2)	Accrued bonuses

To prepare for bonus payments to employees, the estimated amount was recorded in accordance with the prescribed calculation method.

6.	Hedging activities

(1)	Hedge accounting

Mark-to-market profits and losses on hedging instruments are deferred as assets or liabilities until the profits or losses on the underlying hedged items are realized. Certain eligible foreign currencies denominated monetary items are translated at forward exchange rates and the differences are amortized over the remaining period.

(2)	Hedging instrument and hedged item

The Company utilizes derivative contracts such as interest rate swaps to hedge the interest rate risk on bonds, borrowings and other instruments that the Company issued. The Company utilizes currency forward contracts to hedge foreign currency risk on loans.

(3)	Hedging policy

As a general rule, the interest rate risk on bonds and borrowings is fully hedged until maturity and the foreign currency risk on loans is fully hedged until maturity.

(4)	Valuating the validity of hedging instruments

The Company regularly verifies the result of risk offsetting by each hedging instrument and hedged item.

7.	Consumption taxes and local consumption taxes are accounted for based on the tax exclusion method.

8.	The Company applies the consolidated tax return system.

[Changes in Accounting Policies]

1.	Lease accounting

Finance leases other than those that were deemed to transfer the ownership of leased property to lessees have previously been accounted for in a similar manner to operating leases. However, since the Accounting Standard for Lease Transactions (ASBJ Statement No. 13) and the Guidance on Accounting Standard for Lease Transactions (ASBJ Guidance No. 16) became applicable to fiscal years beginning on or after April 1, 2008, those finance leases are accounted for in a similar way to purchases.

Finance leases other than those that are deemed to transfer the ownership of leased property to lessees, which commenced in fiscal years beginning prior to April 1, 2008, are continuously accounted for in a similar way to operating leases.

There is no impact in the statement of income due to this adoption.

2.	Accounting for determining a subsidiary and an affiliate

The Company adopted the Implementation Guidance on determining a subsidiary and an affiliate (ASBJ Guidance No. 22) starting from fiscal year 2008. There is no impact in the statement of income due to this adoption.

[Notes to the Balance Sheet]

1.	Balances of receivables and payables with subsidiaries and affiliates

Short-term receivables	1,716,512 million yen
Short-term payables	384,753 million yen
Long-term receivables	177,101 million yen
Long-term payables	380 million yen

2.	Accumulated depreciation on tangible fixed assets 77,313 million yen

3.	Securities deposited

The Company loaned investment securities (mainly investments in subsidiaries and affiliates) with a book value of 28,706 million yen based on securities loan contracts which provide borrowers with the rights to resell or repledge the securities.

4.	Balance of guaranteed obligations (1)

Guarantee of principal and coupons on ¥98,200 million bonds issued by Nomura Securities Co., Ltd.	98,200 million yen

         Guarantee of principal on US$418,000 thousand and 12,000 thousand euros in commercial paper issued by Nomura International plc and 6,055 million yen in future transactions, 5,073 thousand euros in repurchase transactions and US$884,855 thousand in derivative transactions etc. by the same company.

136,251 million yen (2)

Guarantee of US$87 thousand in derivative transactions etc. by Nomura International (Hong Kong) Limited.	9 million yen (2)

         Guarantee of US$1,059,500 thousand, 1,982,500 thousand euros, AU$209,850 thousand, CA$1,500 thousand and 1,869,135 million yen in principal and coupons on medium term notes issued by Nomura Europe Finance N.V.

2,244,796 million yen (2)

Guarantee of US$410,771 thousand in swap transactions etc. by Nomura Global Financial Products, Inc.	40,350 million yen (2)

Guarantee of US$304,800 thousand, 7,000 thousand euros, AU$17,000 thousand and 39,200 million yen in principal and coupons on medium term notes issued by Nomura Bank International plc.	71,189 million yen

Guarantee of US$18 thousand in settlement of stock deals by Instinet Singapore Services Private Limited.	2 million yen

Guarantee of US$119 thousand in settlement of stock deals by Nomura Securities Singapore Pte Ltd.	12 million yen

Guarantee of 1,070,000 thousand south africa rand in principal and coupons on medium term notes issued by Nomura Global Funding plc.	10,861 million yen

Guarantee of 632,958 thousand pounds in swap transactions by Nomura Investments (AH) Limited.	88,899 million yen

Guarantee of 7,791 thousand indian rupee in borrowings from banks by Nomura Services India Private Limited.	15 million yen

Guarantee of 68,703 thousand indian rupee in borrowings from banks by Nomura Structured Finance Services Private Limited.	134 million yen

(Notes)

1:	In accordance with Japan Institute of Certified Public Accountants Audit Committee Report No. 61, items recognized as effectively bearing the obligation of guarantee of liabilities are included in notes items equivalent to guaranteed obligations.

2:	Includes co-guarantee with Nomura Securities Co., Ltd.

[Notes to the Statement of Income]

1.	Transactions with subsidiaries and affiliates

Operating revenue	340,009 million yen
Operating expenses	78,853 million yen
Non-operating transactions	85,547 million yen

2.	“Property and equipment fee revenue” consists of revenue mainly from Nomura Securities Co., Ltd. (“NSC”), a subsidiary of the Company, from leasing furniture, fixtures and software.

3.	“Rent revenue” consists of revenue mainly from NSC from renting office accommodations.

4.	“Royalty on trademark” consists of revenue from NSC from the use of the Company’s trademark.

5.	“Others” includes fees from securities lending and interest received on loans mainly from NSC.

[Notes to the Statement of Changes in Net Assets]

1.	Shares outstanding

Type of shares	End of prior year	Increase	Decrease	End of current year
Common stock (shares)	1,965,919,860	695,172,900	—	2,661,092,760

(Summary of reasons for change)

The principal reasons for increase were as follows:
Increase due to issuance of new shares on 12 March, 2009	661,572,900 shares
Increase due to issuance of new shares on 28 March, 2009	33,600,000 shares

2.	Treasury stock

Type of shares	End of prior year	Increase	Decrease	End of current year
Common stock (shares)	57,886,944	74,263	2,833,362	55,127,845

(Summary of reasons for change)

The principal reasons for increase were as follows:
Increase related to requests to purchase shares less than full trading units	74,263 shares

The principal reasons for decrease were as follows:
Reduction related to exercise of stock acquisition rights	2,801,200 shares
Reduction related to buying to complete full trading units	32,162 shares

3.	Stock acquisition rights

Name of Stock Acquisition Rights	Date of allocation of stock acquisition rights	Type of shares	Number of shares
Stock Acquisition Rights No.1	August 5, 2002	Common stock	1,166,000
Stock Acquisition Rights No.2	July 22, 2003	Common stock	1,230,000
Stock Acquisition Rights No.3	June 4, 2004	Common stock	200,000
Stock Acquisition Rights No.4	August 16, 2004	Common stock	1,250,000
Stock Acquisition Rights No.5	April 25, 2005	Common stock	53,000
Stock Acquisition Rights No.6	June 3, 2005	Common stock	310,000
Stock Acquisition Rights No.8	July 25, 2005	Common stock	1,522,300
Stock Acquisition Rights No.9	April 24, 2006	Common stock	554,500
Stock Acquisition Rights No.10	June 12, 2006	Common stock	624,200
Stock Acquisition Rights No.11	July 14, 2006	Common stock	1,804,000
Stock Acquisition Rights No.12	October 10, 2006	Common stock	12,400
Unsecured Subordinated Convertible Bonds No.1 attached 120% call option	December 16, 2008	Common stock	251,026,928

(Note)

Excludes items for which the first day of the exercise period has not arrived.

4.	Dividends

(1)	Dividends paid

Decision	Type of shares	Total dividend value (millions of yen)	Dividend per share (yen)	Record date	Effective date
Board of Directors April 25, 2008	Common stock	16,218	8.5	March 31, 2008	June 2, 2008
Board of Directors July 29, 2008	Common stock	16,233	8.5	June 30, 2008	September 1, 2008
Board of Directors October 28, 2008	Common stock	16,234	8.5	September 30, 2008	December 1, 2008
Board of Directors January 27, 2009	Common stock	16,238	8.5	December 31, 2008	March 2, 2009

(2)	Items for which the record date of dividends belonging to the current period will be effective in the next period

No applicable items.

[Notes to Accounting for Tax Effects]

Breakdown of deferred tax assets and liabilities
Deferred tax assets
Loss on devaluation of securities	418,217 million yen
Operating losses	40,007 million yen
Loss on devaluation of fixed assets	4,166 million yen
Others	7,254 million yen

Subtotal of deferred tax assets	469,645 million yen
Valuation allowance	(271,125) million yen

Total deferred tax assets	198,520 million yen
Deferred tax liabilities
Net unrealized gain on investments	(11,228) million yen
Reserve for specified fixed assets	(9) million yen
Others	(6,474) million yen

Total deferred tax liabilities	(17,711) million yen

Net deferred tax assets	180,809 million yen

[Notes to Fixed Assets Used in Leasing]

In addition to the fixed assets recorded on the balance sheet, certain automobiles and information devices etc. are used under finance lease contracts wherein ownership is not transferred.

[Notes to Related Party Transactions]

Subsidiaries and affiliates

Affiliation	Name of company etc.	Proportion of voting rights etc. owned (owned by)	Content of transaction	Transaction amounts (millions of yen)	Accounting item	Year end balance (millions of yen)	Notes
Subsidiary	Nomura Securities Co., Ltd.	(Owned) directly 100%	Data processing system usage fees received	100,443	Accrued income	12,043	(1)
			Loans receivable Loans collection Interest received	1,232,000 200,000 11,297	Short-term loans Accrued income	655,000 280	(2)
			Establishment of commitment line with subordinated terms Commitment line establishment fees received	750,000 1,308			(4)
			Guarantee obligation	98,200			(6)
Subsidiary	Nomura Holding America Inc.	(Owned) directly 100%	Loans receivable Interest received	531,983 6,980	Short-term loans Accrued income	149,497 56	(2)
			Capital increase underwritten	53,228			(5)
Subsidiary	Nomura Capital Investment Co., Ltd.	(Owned) directly 100%	Loans receivable Interest received	347,200 2,518	Short-term loans Accrued income	345,750 753	(2)
Subsidiary	NCCMI Inc.	(Owned) directly 100%	Loans receivable Interest received	141,771 3,110	Short-term loans Accrued income	112,131 29	(2)
Subsidiary	NHI Acquisition Holding Inc.	(Owned) directly 100%	Loans receivable Interest received	207,305 2,948	Short-term loans Accrued income	113,966 61	(2)
Subsidiary	Nomura Financial Partners Co., Ltd.	(Owned) directly 100%	Loans receivable Interest received	84,000 1,497	Long-term loans Short-term loans Accrued income	49,000 25,000 390	(2)
Subsidiary	Nomura Facilities Co., Ltd.	(Owned) directly 100%	Loans receivable Interest received	78,600 958	Short-term loans Accrued income	78,600 3	(2)
Subsidiary	Unified Partners Co., Ltd.	(Owned) directly 100%	Loans receivable Interest received	75,800 1,325	Short-term loans Accrued income	62,600 182	(2)

Affiliation	Name of company etc.	Proportion of voting rights etc. owned (owned by)	Content of transaction	Transaction amounts (millions of yen)	Accounting item	Year end balance (millions of yen)	Notes
Subsidiary	NBB Funding Co., Ltd.	(Owned) indirectly 100%	Loans receivable Interest received	72,342 2,223	Short-term loans Accrued income	60,675 47	(2)
Subsidiary	Nomura Investment Managers U.S.A., Inc.	(Owned) directly 100%	Loans receivable Interest received	57,343 1,183			(2)
			Capital increase underwritten	46,484			(12)
Subsidiary	Nomura Principal Finance Co., Ltd.	(Owned) directly 100%	Loans receivable	6,500	Long-term loans Short-term loans	86,000 4,500	(2)
			Interest received	1,723	Accrued income	375
			Borrowing Interest paid	48,000 30			(3)
Subsidiary	Nomura Europe Finance N.V.	(Owned) indirectly 100%	Borrowing Interest paid	1,405,000 9,750	Short-term borrowing Accrued expenses	320,000 20	(3)
			Guarantee obligation	2,244,796			(7)
			Guarantee fee received	649	Accrued income	649
Subsidiary	Nomura International plc	(Owned) indirectly 100%	Guarantee obligation	136,251			(8)
			Guarantee fee received	90	Accrued income	43
Subsidiary	Nomura Investments (AH) Limited.	(Owned) indirectly 100%	Guarantee obligation	88,899			(9)
			Guarantee fee received	31	Accrued income	31
Subsidiary	Nomura Bank International plc	(Owned) indirectly 100%	Guarantee obligation	71,189			(10)
			Guarantee fee received	24	Accrued income	24
Subsidiary	Nomura Global Financial Products Inc.	(Owned) indirectly 100%	Guarantee obligation	40,350			(11)
			Guarantee fee received	37	Accrued income	22
Subsidiary	Nomura Capital Markets plc	(Owned) directly 100%	Capital increase underwritten	156,060			(13)
Subsidiary	Nomura Europe Holdings plc	(Owned) directly 100%	Capital increase underwritten	102,836			(14)
Affiliate	Nomura Research Institute, Ltd.	(Owned) directly 6.7%	Data processing system usage fee received	31,290
		indirectly 31.9%	Software purchase	43,224	Accounts payable	10,743	(15)
			Software selling	38,419

Terms of transactions, policies determining terms of transactions, etc.

(Notes)

1:	Usage fees related to data processing systems are determined rationally based on the original cost to the Company.

2:	Interest rates on loans receivable are determined rationally in consideration of market interest rates. No collateral is obtained.

3:	Interest rates on borrowing are determined rationally in consideration of market interest rates. No collateral is furnished.

4:	The transaction value for the establishment of a commitment line with subordinated terms is the value of the financing limit, and there was no balance of financing executed as of the balance sheet date.

5:	The capital increase with respect to Nomura Holding America Inc. represents underwriting of US$ 500,000 thousand.

6:	The guarantee obligation with respect to Nomura Securities Co., Ltd. represents the Company’s guarantee of obligations with respect to bonds issued by that company.

7:	The guarantee obligation with respect to Nomura Europe Finance N.V. represents the Company’s guarantee of obligations related to principal and interest on medium term notes issued by that company.

8:	The guarantee obligation with respect to Nomura International plc represents the Company’s guarantee of obligations related to CP issued and derivative transactions etc. by that company.

9:	The guarantee obligation with respect to Nomura Investments (AH) Limited. represents the Company’s guarantee of obligations related to swap transactions etc. with Nomura International plc by that company.

10:	The guarantee obligation with respect to Nomura Bank International plc represents the Company’s guarantee of obligations related to principal and interest on medium term notes issued by that company.

11:	The guarantee obligation with respect to Nomura Global Financial Products Inc. represents the Company’s guarantee of obligations related to swap transactions etc. by that company.

12:	The capital increase with respect to Nomura Investment Managers U.S.A., Inc. represents underwriting of US$ 516,171 thousand.

13:	The capital increase with respect to Nomura Capital Markets plc represents underwriting of 1,040,000 thousand pounds.

14:	The capital increase with respect to Nomura Europe Holdings plc represents underwriting of 102,836 million yen.

15:	Usage fees related to data processing systems and software are determined for each transaction in consideration of operating maintenance costs, original costs related to system development and net book value in case of selling etc.

16:	Transaction values do not include consumption taxes etc., and year-end balances include consumption taxes etc.

[Notes to Per-Share Data]

Net assets per share	466.99 yen
Net loss per share	202.62 yen

[Notes to Material Subsequent Event]

No applicable items.

Report of Independent Auditors

May 8, 2009

The Board of Directors
Nomura Holdings, Inc.

Ernst & Young ShinNihon LLC

Koichi Hanabusa
Certified Public Accountant
Designated and Engagement Partner

Hiroki Matsumura
Certified Public Accountant
Designated and Engagement Partner

Yuichiro Sakurai
Certified Public Accountant
Designated and Engagement Partner

Junko Kamei
Certified Public Accountant
Designated and Engagement Partner

Pursuant to Article 436, Paragraph 2, Item 1 of the Companies Act, we have audited the balance sheet, the statement of income, the statement of changes in net assets, the notes to the financial statements and the related supplementary schedules of Nomura Holdings, Inc. (the “Company”) applicable to the 105th fiscal year from April 1, 2008 through March 31, 2009. These financial statements and the related supplementary schedules are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements and the related supplementary schedules based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in Japan. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements and the related supplementary schedules are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements and the related supplementary schedules. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements and the related supplementary schedules. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements and the related supplementary schedules referred to above present fairly, in all material respects, the financial position and results of operations of Nomura Holdings, Inc. applicable to the 105th fiscal year ended March 31, 2009 in conformity with accounting principles generally accepted in Japan.

We have no interest in the Company which should be disclosed in compliance with the Certified Public Accountant Act.

Report of the Audit Committee

REPORT OF THE AUDIT COMMITTEE

The Audit Committee of Nomura Holdings, Inc. (the “Company”) audited the execution by the Directors and Executive Managing Directors of the Company of their duties during the 105th fiscal year (from April 1, 2008 to March 31, 2009) and, based on the result of the audit, hereby reports as follows:

1.	METHOD AND THE DETAIL OF THE AUDIT

We have determined the auditing principles and assignment of duties. Based on the principles and duties, with the cooperation of Company’s departments in charge of internal control, we have investigated the procedure and details of the decision making at the important meetings, reviewed important authorized documents and other material documents regarding to the business execution, investigated the performance of the duties by the Directors, Executive Managing Directors, Senior Managing Directors and others, and investigated the conditions of the business and assets of the Company.

We have also monitored and verified the resolution of the Board of Directors regarding the internal control system as stipulated in Article 416, Paragraph 1, Items 1(ii) and 1(v) of the Companies Act and the status of the establishment and maintenance of the system based on such resolution. In relation to internal control over financial reporting required on the Financial Instruments and Exchange Act, we have received the report from the Executive Managing Directors and Independent Auditor of the Company regarding to the conditions of the assessment and audit of the Company, and asked for the explanations as necessary.

With respect to subsidiaries, we have communicated and exchanged information with the subsidiary company’s Directors, Executive Managing Directors, Senior Managing Directors, members of the Audit Committee and statutory auditors, and when necessary, requested the subsidiaries to report on their business.

Furthermore, we have monitored and verified whether the Independent Auditor maintained its independent position and implemented appropriate audit, and we received reports from the Independent Auditor regarding the status of the performance of its duties and, whenever necessary, asked for explanations. In addition, we have been notified from the Independent Auditor that “Structure for Ensuring Appropriate Business” (matters set forth in each items prescribed in Article 131 of the Ordinance for Company Calculation) is organized in accordance with the “Quality Control Standards for Audits” (Business Accounting Council, October 28, 2005) and the like, and, when necessary, asked for explanations.

Based on the above methods, we have examined the business report, financial statements (balance sheet, statement of income, statement of changes in net assets and notes to the financial statements). and supplementary schedules for this fiscal year.

2.	RESULT OF THE AUDIT

(1)	Result of the audit

1.	We have found that business report and supplementary schedules fairly present the status of the Company, in conformity with the applicable laws and regulations and the Articles of Incorporation.

2.	In relation to the performance of the duties by the Directors and the Executive Managing Directors, we have found no misconduct or material matter that violates applicable laws and regulations or the Articles of Incorporation.

3.	We have found that the content of the resolution of the Board of Directors regarding the internal control system is adequate. Moreover, we have found no remarks for the performance of the duties by the Directors and the Executive Managing Directors regarding to status of the establishment and maintenance of the system based on such resolution, including internal control over financial reporting.

(2)	Result of Audit of Non-consolidated Financial Statements and Supplementary Schedules

We acknowledge that both the method and result of the audit by Ernst & Young ShinNihon LLC, the Company’s Independent Auditor, are appropriate.

May 13, 2009	THE AUDIT COMMITTEE OF NOMURA HOLDINGS, INC.

Haruo Tsuji, Chairman

Fumihide Nomura

Tsuguoki Fujinuma

Note:	Messrs. Haruo Tsuji and Tsuguoki Fujinuma are outside directors as defined in Article 2, Item 15 and Article 400, Paragraph 3 of the Companies Act.

Shareholder Notes

Fiscal Year	April 1 to March 31

Number of Shares Constituting One Trading Unit	One Hundred (100)

	2nd Quarter	Year-end

Record Date for Dividend Payments	September 30	March 31

Dividend Payment Date*	December 1	June 1

*	Beginning from the fiscal year that will end on March 2010 (from April 1, 2009 through March 31, 2010), payments of dividends will be twice a year, which was previously four times a year.

*	If the payment date falls on a Saturday or Sunday, the dividend will be paid on the next business day.

Meeting of the Shareholders        Held in June

<Special Note Regarding Forward-Looking Statements>

This report contains forward-looking statements that are based on our current expectations, assumptions, estimates and projections about our business, our industry and capital markets around the world. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “anticipate”, “estimate”, “plan” or similar words. These statements discuss future expectations, identify strategies, contain projections of our results of operations or financial condition, or state other forward-looking information. Known and unknown risks, uncertainties and other factors may cause our actual results, performance, achievements or financial position expressed or implied by any forward-looking statement in this report.